EXECUTION VERSION

DATED 20 October 2015

ASANKO GOLD INC.

As Parent

ADANSI GOLD COMPANY LIMITED

As Borrower

PMI GOLD CORPORATION

As HoldCo

KEEGAN RESOURCES GHANA LIMITED

As Keegan

and

EXP T2 LTD.

As Lender

AMENDMENT AND RESTATEMENT (No. 2) AGREEMENT

RELATING TO THE

SENIOR FACILITIES AGREEMENT

(Construction and Operation)

DUANE MORRIS LLP

CERTAIN CONFIDENTIAL, PERSONAL INFORMATION AND COMMERCIAL

TERMS HAVE BEEN REDACTED IN THIS DOCUMENT.

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THIS AGREEMENT is dated           2015 between:

1.	ASANKO GOLD INC. (the “Parent”);

2.	ADANSI GOLD COMPANY LIMITED (the “Borrower”);

3.	PMI GOLD CORPORATION (the “HoldCo”);

4.	KEEGAN RESOURCES GHANA LIMITED (”Keegan”); and

5.	EXP T2 LTD. (the “Lender”),

collectively referred to as the “Parties” (or, individually, a “Party”).

WHEREAS:

(A)	The Original Parties (as defined below) entered into a senior facilities agreement dated 11 July 2014 as amended and restated on 30 June 2015 (the “Existing Facilities Agreement”) pursuant to which the Lender agreed to make available to the Borrower loan facilities in a maximum aggregate principal amount of up to US$150,000,000 in relation to the Project (as defined therein).

(B)	As a condition to the Lender’s consent to the Project Transfer (as defined in the Existing Facilities Agreement) Keegan agrees to accede as a party to the Existing Facilities Agreement and, with effect from the First Completion Date (as defined below), to become an additional Guarantor under the Restated Facilities Agreement (as defined below).

(C)	The Parties have agreed to amend and restate the Existing Facilities Agreement as set out in this Agreement.

NOW, THEREFORE, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

Terms defined in the Existing Facilities Agreement shall have the same meaning when used in this Agreement unless otherwise defined herein, and in addition the following terms shall have the following meanings:

“Assignment Agreement” has the meaning given to it in the Purchase Agreement.

“Barbados Security Document” means (in each case in the agreed form):

(a)	a charge of the entire share capital of Keegan HoldCo 2, governed by Barbadian Law, duly executed by the Parent;

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(b)	a charge of the entire share capital of Keegan Holdco 1, governed by Barbadian Law, duly executed by Keegan HoldCo 2; and

(c)	charges of the Keegan HoldCo 1 Equity Account, Keegan HoldCo 1 Opex Account, Keegan HoldCo 2 Equity Account and Keegan HoldCo 2 Opex Account, in each case governed by Barbadian law, duly executed by Keegan HoldCo 1 and Keegan HoldCo 2 as the case may be.

“Canada Payment Instructions” means the instructions by HoldCo and the Borrower to ________________ in the agreed form.

“Canada Security Document” means the amended and restated accounts security agreement in the agreed form, governed by British Columbia law and duly executed by the Parent.

“Effective Date” means the date on which the Lender notifies the Borrower in accordance with Clause 2.1 (Conditions Precedent).

“Escrow Letter” means an escrow letter agreement in the agreed form and relating to certain documents, between the Parent, Keegan, Keegan HoldCo 1, Keegan HoldCo 2 and the Lender.

“Existing Facilities Agreement” has the meaning given to it in recital (A).

“Existing Security” means all Transaction Security created or expressed to be created in favour of the Lender on or before the Effective Date.

“First Completion Date” has the meaning given to it in the Purchase Agreement.

“Keegan Facility Agreement” means a facility agreement entered into on or about the date hereof between the Parent, Keegan, Keegan HoldCo 1, Keegan HoldCo 2 and the Lender in relation to the Project, as such agreement may be amended, novated, supplemented, extended, restated or replaced from time to time.

“Keegan Guarantee” means the deed of guarantee in the agreed form dated on or around the date hereof and made between the Parent, Keegan HoldCo 1, Keegan HoldCo 2, Keegan and the Lender.

“Keegan HoldCo 1” means Asanko Gold (Barbados) Inc.

“Keegan HoldCo 1 Equity Account” means the account designated “HoldCo 1 Equity Account” in the name of Keegan HoldCo 1 and established at ________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 1 Opex Account” means the account designated “HoldCo 1 Opex Account” in the name of Keegan HoldCo 1 and established at ____________

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________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 2” means Asanko International (Barbados) Inc.

“Keegan HoldCo 2 Equity Account” means the account designated “HoldCo 2 Equity Account” in the name of Keegan HoldCo 2 and established at ________________________________________ as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 2 Opex Account” means the account designated “HoldCo 2 Opex Account” in the name of Keegan HoldCo 2 and established at ________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan Inter-Company Loan Agreements” means each of the following entered into on or about the date hereof, in each case in the agreed form:

(a)	an Inter-Company Loan Agreement made between the Parent as lender and Keegan HoldCo 2 as borrower;

(b)	an Inter-Company Loan Agreement made between the Parent as lender and Keegan HoldCo 1 as borrower;

(c)	an Inter-Company Loan Agreement made between the Parent as lender and Keegan as borrower;

(d)	an Inter-Company Loan Agreement made between Keegan HoldCo 2 as lender and Keegan HoldCo 1 as borrower;

(e)	an Inter-Company Loan agreement made between Keegan HoldCo 1 as lender and Keegan as borrower; and

(f)	an Inter-Company Loan Agreement made between Keegan as lender and Keegan HoldCo 1 as borrower.

“Keegan Inter-Company Loan Security Agreements” means:

(a)	a security deed of assignment in the agreed form between the Parent, Keegan HoldCo 1, Keegan HoldCo 2, Keegan and the Lender in relation to the Keegan Inter-Company Loan Agreements made between the Parent as lender and each of Keegan HoldCo 1, Keegan HoldCo 2 and Keegan as borrower;

(b)	a security deed of assignment in the agreed form between Keegan HoldCo 2, Keegan HoldCo 1 and the Lender in relation to the Keegan Inter-Company Loan Agreement made between Keegan HoldCo 2 as lender and Keegan HoldCo 1 as borrower;

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(c)	a security deed of assignment in the agreed form between Keegan HoldCo 1, Keegan and the Lender in relation to the Keegan Inter-Company Loan Agreement between Keegan HoldCo 1 as lender and Keegan as borrower; and

(d)	a security deed of assignment in the agreed form between Keegan HoldCo 1 and the Lender in relation to the Keegan Inter-Company Loan Agreement between Keegan as lender and Keegan HoldCo 1 as borrower.

“Keegan Inter-Company Loan Subordination Agreement” means a subordination agreement in the agreed form between the Parent, Keegan HoldCo 1, Keegan HoldCo 2, Keegan and the Lender in relation to certain of the Keegan Inter-Company Loan Agreements.

“Legal Due Diligence Report” means

(a)	the supplementary due diligence report dated 1 September 2015 prepared by ___________ Corporate Attorneys;

(b)	the certificate of no pending litigation dated 11 September 2015 prepared by ___________ Corporate Attorneys; and

(c)	the certificate of Keegan’s company secretary, ____________________ dated 11 September 2015.

“Loan Transfer Agreement” has the meaning given to it in the Purchase Agreement.

“Mining Lease Deeds of Assignment” has the meaning given to it in the Purchase Agreement.

“Novation Agreement” has the meaning given to it in the Purchase Agreement.

“Offtake Amendment Agreement” means the amendment agreement in the agreed form to the offtake agreement dated July 11, 2014 and made between the Lender, the Borrower and Keegan, duly executed by the Borrower and Keegan.

“Original Parties” means the Parent, the Borrower, HoldCo and the Lender.

“Payment Instructions” means the Canada Payment Instructions and the SA Payment Instructions.

“Purchase Agreement” means the agreement in the agreed form entered into on or about the date hereof between the Borrower and Keegan for the sale by the Borrower to Keegan of the business and assets relating to the Project.

“Purchase Price Inter-Company Loan Documents” means:

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(a)	a security deed of assignment in the agreed form between the Borrower, Keegan and the Lender in relation to the Subordinated Inter-Company Loan Agreement; and

(b)	a deed of subordination in the agreed form between the Borrower, Keegan and the Lender in relation to the Subordinated Inter-Company Loan Agreement.

“Restated Facilities Agreement” means the Existing Facilities Agreement, as amended and restated by this Agreement in the form set out in Schedule 2.

“SA Payment Instructions” means the payment instructions from the Borrower and Keegan to ________________________________________________ in the agreed form.

“SA Security Document” means an amendment and restatement agreement in the agreed form governed by South African law in relation to the cession in security agreement dated 30 June 2015 made between the Parent and the Lender, duly executed by the Parent.

“Second Completion Date” has the meaning given to it in the Purchase Agreement.

“Secured Obligations” means all present and future obligations and liabilities of the Obligors to the Lender, whether actual or contingent, whether owed jointly, severally or in any other capacity whatsoever and whether originally incurred by an Obligor or some other person, under or in connection with any of the Finance Documents (including, without limitation, all costs, charges and expenses properly incurred by the Lender in connection with the protection, preservation or enforcement of its rights under the Finance Documents), provided that no obligation or liability shall be included in the definition of “Secured Obligations” to the extent that, if it were so included, the Security (or any part thereof) or any provision of a Security Document would be unlawful or prohibited by any applicable law.

“Security Release Letter” means a security release letter agreement in the agreed form and relating to certain documents, between each of the Obligors, Keegan, Keegan HoldCo 1, Keegan HoldCo 2 and the Lender.

“Subject Transaction Documents” means:

(a)	this Agreement;

(b)	the Keegan Facility Agreement;

(c)	the Keegan Guarantee;

(d)	the Offtake Amendment Agreement;

(e)	the Keegan Inter-Company Loan Agreements;

(f)	each of the Purchase Price Inter-Company Loan Documents;

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(g)	the Canadian Security Document;

(h)	the SA Security Document;

(i)	each of the Barbados Security Documents;

(j)	the Security Release Letter;

(k)	the Escrow Letter;

(l)	each Keegan Inter-Company Loan Security Agreement;

(m)	the Keegan Inter-Company Loan Subordination Agreement; and

(n)	each of the Transfer Documents.

“Subordinated Inter-Company Loan Agreement” has the meaning given to it in the Purchase Agreement.

“Transfer Documents” means the Purchase Agreement, the Mining Lease Deeds of Assignment, the Subordinated Intercompany Loan Agreement, the Assignment Agreement, the Novation Agreements, the Loan Transfer Agreement, the Payment Instructions and all other documents entered into pursuant to the Purchase Agreement, each in form and substance satisfactory to the Lender.

1.2	Construction

Clause 1.2 of the Existing Facilities Agreement (Construction) shall apply to this Agreement as if set out in this Agreement save that, unless the context otherwise requires, references in the Existing Facilities Agreement to “this Agreement” shall be to the Existing Facilities Agreement as amended and restated by this Agreement.

1.3	Third party rights

A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

1.4	Finance Document

This agreement is a designated Finance Document.

2.	CONDITIONS PRECEDENT

2.1	This Agreement is conditional upon the Lender having received all of the documents and evidence specified in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender, and the Lender shall notify the Borrower promptly upon being so satisfied.

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2.2	For the avoidance of doubt, the conditions referred to in Clause 2.1 and in Schedule 1 are without prejudice to all of the conditions set out in Clause 4 (Conditions of Utilisation) and Schedule 1 (Conditions Precedent) of the Existing Facilities Agreement as amended by this Agreement, which shall remain in full force and effect.

3.	ACCESSION OF KEEGAN TO SENIOR FACILITIES AGREEMENT

3.1	Keegan shall:

(a)	with effect from the Effective Date, accede as an additional party to the Existing Facilities Agreement and shall be bound by the terms of the Restated Facilities Agreement; and

(b)	with effect from the First Completion Date, become an additional Guarantor and Obligor under the Restated Facilities Agreement and be bound by the terms of the Restated Facilities Agreement as a Guarantor and Obligor,

and the provisions of the Restated Facilities Agreement shall be read and construed accordingly.

4.	RESTATEMENT OF THE EXISTING FACILITIES AGREEMENT

4.1	With effect from the Effective Date the Existing Facilities Agreement shall be amended and restated in the form set out in Schedule 2 so that the rights and obligations of the Parties shall, on and from that date, be governed by and construed in accordance with, the provisions of the Restated Facilities Agreement.

5.	REPRESENTATIONS AND WARRANTIES

5.1	General

(a)	(i) Each of the Obligors makes each of the Repeating Representations contained in the Existing Facilities Agreement, and (ii) Keegan makes each of the Repeating Representations as defined and contained in the Keegan Facility Agreement, in each case to the Lender on the date of this Agreement and on the Effective Date by reference to the facts and circumstances existing on each such date.

(b)	The Repeating Representations are deemed to be made by Keegan in its capacity as an Obligor on the First Completion Date as if made by reference to the facts and circumstances then existing.

5.2	No default

Each Obligor represents and warrants to the Lender that no Default has occurred or is continuing or would result from:

(a)	the execution of this Agreement;

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(b)	the performance of the Existing Facilities Agreement as amended and restated by this Agreement; or

(c)	the performance of the Transfer Documents or any other Transaction Documents.

6.	EXISTING SECURITY

Each Obligor confirms that each Existing Security:

(a)	ranks as a continuing security for the payment and discharge of the Secured Obligations; and

(b)	shall continue in full force and effect in all respects and the Existing Security and this Agreement shall be read and construed together.

7.	CONTINUITY

The provisions of the Finance Documents shall, save as amended in this Agreement, continue in full force and effect.

8.	GUARANTEES

For the avoidance of doubt, each of the Guarantors acknowledges and confirms that the obligations of each Guarantor under Clause 17 (Guarantee and Indemnity) of the Existing Facilities Agreement shall continue in full force and effect in all respects under and in connection with the Existing Facilities Agreement as amended and restated by this Agreement.

9.	FURTHER ASSURANCE

The Borrower shall, at the request of the Lender and at its own expense, do all such acts and things necessary to give effect to the amendments made or to be made pursuant to this Agreement.

10.	MISCELLANEOUS

10.1	The provisions of Clause 28 (Notices) of the Existing Facilities Agreement shall apply to this Agreement as if set out in full and so that all references therein to “this Agreement” shall be construed as references to this Agreement and references to “Party” or “Parties” shall be construed as references to the Parties to this Agreement, provided that the address, fax number and email address for notices to Keegan shall be those set out thereunder in respect of the Borrower under the Existing Facilities Agreement.

10.2	The provisions of Clauses 30 (Partial invalidity) and 31 (Remedies and waivers) of the Existing Facilities Agreement shall apply to this Agreement, as if set out in full and so that all references in those provisions to “this Agreement” shall be construed

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as references to this Agreement and references to “Party” or “Parties” shall be construed as references to them in their capacity as Parties to this Agreement.

10.3	This Agreement may be executed and delivered in any number of counterparts, each of which is an original and which, together, have the same effect as if each Party had executed and delivered the same document.

11.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English Law.

12.	ENFORCEMENT

The provisions of Clause 35 (Enforcement) of the Existing Facilities Agreement shall apply mutatis mutandis to this Agreement.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement.

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Schedule 1

Conditions precedent

1.	A copy of a resolution of the board of directors of each of the Obligors, Keegan, Keegan HoldCo 1 and Keegan HoldCo 2 respectively:

(a)	approving the terms of, and the transactions contemplated by, each of the Subject Transaction Documents to which it is a party, and resolving that it execute, deliver and perform each such Subject Transaction Document;

(b)	authorising a specified person or persons to execute on its behalf the Subject Transaction Documents to which it is a party;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Subject Transaction Documents to which it is a party; and

(d)	in the case of each such party other than the Parent, authorising the Parent to act as its agent in connection with this Agreement.

2.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above in relation to the Subject Transaction Documents to which it is a party and related documents.

3.	A copy of a resolution signed by HoldCo in its capacity as the sole holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, the Subject Transaction Documents to which the Borrower is a party.

4.	A copy of a resolution of the board of directors of HoldCo approving the resolution referred to in paragraph 3 above.

5.	A copy of a resolution of the board of directors of each corporate shareholder of each of Keegan, Keegan HoldCo 1 and Keegan HoldCo 2 approving the terms of the resolutions referred to in paragraph 1 above.

6.	A certificate of an authorised signatory of each Obligor, Keegan, Keegan HoldCo 1 and Keegan HoldCo 2:

(a)	confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments under either the Restated Facility Agreement or the Keegan Facility Agreement (as the case may be) would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded; and

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(b)	certifying that each copy document relating to it specified in Part 1 of this Schedule 1 is correct, complete and in full force and effect and has not been amended or superseded as at the Effective Date.

7.	A copy of each of the Keegan Inter-Company Loan Agreements, duly executed by the parties to them.

8.	A certified copy of each of the following Transfer Documents, each in the agreed form, dated on or around the date of this Agreement and duly executed by the parties to it:

(a)	the Purchase Agreement;

(b)	the Loan Transfer Agreement;

(c)	the Mining Lease Deeds of Assignment;

(e)	the Assignment Agreement; and

(f)	the Subordinated Inter-Company Loan Agreement.

9.	Each of the following documents, duly executed by the parties to it (other than the Lender) (to be held and released in accordance with the Escrow Letter, where applicable):

(a)	this Agreement;

(b)	the Keegan Facility Agreement;

(c)	the Keegan Guarantee;

(d)	the Offtake Amendment Agreement;

(e)	each of the Purchase Price Inter-Company Loan Documents;

(f)	the Canadian Security Document;

(g)	the SA Security Document;

(h)	each of the Barbados Security Documents;

(i)	the Security Release Letter;

(j)	the Escrow Letter;

(k)	the Keegan Inter-Company Loan Security Agreements; and

(l)	the Keegan Inter-Company Loans Subordination Agreement.

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10.	A copy of all notices required to be sent under any of the Canadian Security Document, the Barbados Security Documents, the Keegan Inter-Company Loan Security Agreements or the SA Security Document, duly executed by the Parent, the Borrower, Keegan HoldCo 1, Keegan HoldCo 2 or Keegan, as the case may be, such notices to be held and released in accordance with the Escrow Letter, where applicable, and of any acknowledgement by the relevant addressee in circumstances where the notice is not required to be held and released in accordance with the Escrow Letter.

11.	All share certificates, transfers and stock transfer forms or equivalent duly executed by the Parent or Keegan HoldCo 2, as the case may be, in blank in relation to the assets subject to or expressed to be subject to the Barbados Security Documents and all other title and other documents (including but not limited to signed but undated resignation letters of each director of Keegan HoldCo1 and Keegan HoldCo2) required to be provided to the Lender under the Barbados Security Documents, such certificates, transfers, stock transfer forms or equivalent, title and other documents to be held and released in accordance with the Escrow Letter.

12.	Certificates of Good Standing in relation to the Parent, PMI, HoldCo1 and HoldCo2.

13.	A certified copy of the approval of the Barbados Exchange Control Authority in respect of any potential transfer of shares in Keegan HoldCo 1 or Keegan HoldCo 2 to the Lender pursuant to the relevant Barbados Security Document.

14.	The Legal Due Diligence Report.

15.	Evidence that all Subject Transaction Documents that are required to be stamped in Barbados have been duly stamped, save for those Subject Transaction Documents required to be held and released in accordance with the Escrow Letter.

16.	Evidence that all Subject Transaction Documents that are required to be registered with the Corporate Affairs and Intellectual Property Office of Barbados, have been duly registered, save for those Subject Transaction Documents required to be held and released in accordance with the Escrow Letter.

17.	Evidence that any process agent referred to in Clause 35.2 (Service of process) of the Keegan Facilities Agreement has accepted its appointment.

18.	The following legal opinions, each addressed to the Lender and capable of being relied upon by any persons who become lenders.

(a)	A legal opinion of ___________ as to English law;

(b)	A legal opinion of ____________________ as to Ghanaian law;

(c)	A legal opinion of ___________ as to Barbadian law;

(d)	A legal opinion of ________________ as to Canadian law; and

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(e)	A legal opinion of ________________ as to South Africa law;

19.	Evidence that the Parent has filed a Report of Foreign Private Issuer on Form 6-K, or such other form as may be applicable to Parent, with the U.S. Securities and Exchange Commission (the “SEC”) within the time period required by the SEC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility under the Keegan Facilities Agreement, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the SEC and the rules and regulations of the NYSE MKT.

20.	Evidence that the Parent has completed all regulatory filings and disclosure requirements, or such other forms as may be applicable to Parent, with the British Columbia Securities Commission (the “BCSC”) within the time period required by the BCSC, disclosing the material terms and provisions of the Keegan Facilities Agreement and the Keegan Guarantee and the transactions contemplated hereby, including, without limitation, the facilities, the Parent’s guarantee of Keegan’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the BCSC and the rules and regulations of the Toronto Stock Exchange.

21.	A copy of any other Authorisation or other document, opinion or assurance which the Lender considers to be necessary in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

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Schedule 2

Restated Facilities Agreement

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ASANKO GOLD INC.

ADANSI GOLD COMPANY LIMITED

PMI GOLD CORPORATION

KEEGAN RESOURCES GHANA LTD

and

EXP T2 LTD.

SECOND AMENDED AND RESTATED

SENIOR FACILITIES AGREEMENT

(Construction and Operation)

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THIS AGREEMENT is dated 11 July 2014 as amended and restated on 30 June 2015 and further amended and restated on           September 2015, and made between:

(1)	ASANKO GOLD INC. (the “Parent”);

(2)	ADANSI GOLD COMPANY LIMITED (the “Borrower”);

(3)	PMI GOLD CORPORATION (the “HoldCo”); and

(4)	KEEGAN RESOURCES GHANA LTD (“Keegan”); and

(5)	EXP T2 LTD. (the “Lender”).

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Abirem Lease” means the mining lease originally granted by the Government of Ghana to the Borrower on 28 March 2013 in respect of the Project.

“Abore Lease” means the mining lease originally granted by the Government of Ghana to the Borrower on 2 November 2012 in respect of the Project.

“Account” means the Canada Equity Accounts, the Holdco Equity Account, the Ghana Project Accounts, the Canada Project Account and the Ancillary Opex Accounts.

“Account Bank” means, in respect of each Account, the bank at which the relevant Account is established from time to time.

“Accounting Principles” means generally accepted accounting principles in Canada, including IFRS.

“Accounting Reference Date” means 31 December.

“Actual CFADS” means the cashflow available for debt service (on an actual rather than accruals basis) from the Project for, in aggregate, both of the two quarters preceding the Project Completion Criteria Calculation Date.

“Adansi Group” means:

(a)	the Borrower and its Subsidiaries for the time being; and

(b)	HoldCo.

“Adubea Lease” means the mining lease originally granted by the Government of Ghana to the Borrower on 2 November 2012 in respect of the Project.

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“Affiliate” means:

(a)	in relation to any person, including the Lender, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company; and

(b)	in the case of the Lender (whilst it is managed or advised by an RK Person):

(i)	any person (other than the Lender) which is managed or advised by an RK Person; and

(ii)	any Subsidiary of a person referred to in paragraph (i) above or a Holding Company of a person referred to in paragraph (i) above or any other Subsidiary of that Holding Company.

“Agreed Resettlement Action Plan” means a resettlement plan prepared and agreed by the Borrower in accordance with the Minerals and Mining (Compensation and Resettlement) Regulations 2012 (LI2175) of Ghana specifically for the purpose of resettlement of the local inhabitants expected to be displaced by the Project, as approved by all relevant Governmental Bodies and, to the extent legally required, agreed by all relevant third parties.

“Ancillary Opex Accounts” means the Ghana OPEX Accounts and the HoldCo OPEX Accounts.

“Asanko Group” means the Parent, each Holding Company of the Parent and each of their respective Subsidiaries for the time being.

“Assignment Agreement” has the meaning given to it in the Purchase Agreement.

“Auditors” means, at the date of this Agreement, KPMG, and at any time after the date of this Agreement, one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche or any other firm approved in advance by the Lender (such approval not to be unreasonably withheld or delayed).

“Authorisation” means:

(a)	an approval, assessment, authorisation, certificate, consent, exemption, improvement programmes, licence, permit, permission, notarisation, notification, registration, reports or resolution; or

(b)	the filing of any Authorisations referred to in paragraph (a) above.

“Availability Period” means:

(a)	in relation to the Project Facility the period from and including the date of this Agreement to and including 31 December 2015; and

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(b)	in relation to the Overrun Facility, the period from and including the date on which the Project Facility Available Commitment is reduced to zero to and including 31 January 2016 (or such later date as the Lender and the Borrower may agree).

“Available Commitment” means, in relation to a Facility, the Lender’s Commitment under that Facility minus (subject as set out below):

(a)	the USD amount of any outstanding Loans under that Facility; and

(b)	in relation to any proposed Loan, the USD amount of any other Loans that are due to be made under that Facility on or before the proposed Utilisation Date.

“Available Facility” means, in relation to a Facility, the aggregate for the time being of the Lender’s Available Commitment in respect of that Facility.

“Benchmark Project Financial Model” means the Project Financial Model contained in the Benchmark Project Plan.

“Benchmark Project Plan” means the Project Plan dated September 2012 or such other Project Plan as the Lender may subsequently in writing agree from time to time.

“Bizgeo Payment” means any payment made or required in respect of the dispute with Bizgeo Co. Ltd. whether in settlement, satisfaction of judgment or otherwise.

“Blocked Accounts Agreement” means each of:

(a)	a blocked accounts agreement between the relevant Account Bank, the Parent and the Lender in relation to all Canada Equity Accounts held in Canada and the Canada Project Account, governed by British Colombia law and duly executed by the relevant Account Bank and the Parent;

(b)	an account bank agreement between the relevant Account Bank, the Parent and the Lender in relation to all Canada Equity Accounts held in South Africa, governed by South African law and duly executed by the relevant Account Bank and the Parent; and

(c)	an account bank agreement between the relevant Account Bank, the Lender and the Borrower in relation to all Ghana Project Accounts held in South Africa, governed by South African law and duly executed by the relevant Account Bank and the Borrower.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in:

(a)	London, England;

(b)	Vancouver, Canada;

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(c)	Accra, Ghana;

(d)	New York City; and

(e)	Hamilton, Bermuda.

“CAD” means Canadian dollars.

“Canada Equity Accounts” means the accounts each designated a “Canada Equity Account” in the name of the Parent and established at _________________________________________________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Canada OPEX and Investment Accounts” means the accounts in the name of the Parent and established at ____________ _____________________________________________________________________________ in each case in Canada or such other accounts (other than the Canada Equity Accounts and Canada Project Account) as the Parent may maintain from time to time.

“Canada Payment Instructions” means the payment instructions from HoldCo to ___________ in the agreed form, duly executed by HoldCo and ______________

“Canada Project Account” means the account designated as the “Canada Project Account” in the name of the Parent and established at _____________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Change of Control” means any person or group of persons acting in concert gains direct or indirect control of an Obligor. For the purposes of this definition:

(a)	“control” means:

(i)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(A)	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of the relevant Obligor; or

(B)	appoint or remove all, or the majority, of the directors or other equivalent officers of the relevant Obligor; or

(C)	give directions with respect to the operating and financial policies of the relevant Obligor with which the directors or other equivalent officers of the Obligor are obliged to comply; and/or

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(ii)	the holding beneficially of more than 50% of the issued share capital of the relevant Obligor (excluding any part of that issued share capital that carries no right to participate beyond a specified amount in a distribution of either profits or capital);

(b)	“acting in concert” means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), actively co-operate through the acquisition, directly or indirectly, of shares in the relevant by any of them either directly or indirectly to obtain or consolidate control of the relevant Obligor.

“Charged Property” means all of the assets of the Obligors which from time to time are, or are expressed to be, the subject of the Transaction Security.

“Code” means the US Internal Revenue Code of 1986.

“Commitment” means a Project Facility Commitment or Overrun Facility Commitment.

“Completion Gold Price” means the lower of:

(a)	USD 1400 per troy ounce; and

(b)	90% of the average LBMA AM Fixing Price for the 3 Business Days prior to the Project Completion Criteria Calculation Date.

“Confidential Information” means all information relating to any Party, the Finance Documents or a Facility of which another Party becomes aware in its capacity as, or for the purpose of becoming, a Party or which is received by a Party in relation to, or for the purpose of becoming a Party under, the Finance Documents or a Facility from:

(a)	in the case of the Lender or any Affiliate of the Lender, any member of the Group or any of its advisers; or

(b)	in the case of a member of the Group, any Affiliate of the Lender or any advisers or managers of the Lender or any Affiliate of the Lender,

in each case in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:

(a)	is or becomes public information other than as a direct or indirect result of any breach by any Party of Clause 32 (Confidentiality); or

(b)	is identified in writing at the time of delivery as non-confidential by the person delivering it; or

(c)	is known by a Party before the date the information is disclosed to it in accordance with paragraphs (d) or (e) above or is lawfully obtained by

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that Party after that date, from a source which is, as far as it is aware, unconnected with, in the case of the Lender, a member of the Group or, in the case of a member of the Group, an Affiliate of the Lender and which as far as it is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality.

“Confidentiality Undertaking” means a confidentiality undertaking substantially in a recommended form of the Loan Market Association or in any other form agreed between the Borrower and the Lender.

“Consents” means any Authorisation which may be required including, without limitation, those Consents listed in Schedule 5 (Consents):

(a)	to enable the Borrower to commence, carry out and complete the construction of the Project;

(b)	to enable the Borrower to operate the Project;

(c)	under any Environmental Law in connection with the Project; or

(d)	under any Social Regulation in connection with the Project or the Mining Operations.

“CP Longstop Date” means 30 June 2015 or such other date as may be agreed to by the Lender in writing at the request of the Borrower.

“CP Satisfaction Notice” means the notice issued by the Lender to the Borrower pursuant to Clause 4.1(b).

“Criteria Gold Price” means USD 1400 per troy ounce.

“Default” means an Event of Default or any event or circumstance specified in Clause 23 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

“Definitive Feasibility Study” means the definitive feasibility study dated September 2012 prepared by Holdco in respect of the Project.

“Delegate” means any delegate, agent, attorney or co-trustee appointed by the Lender.

“Environment” means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:

(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and

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(c)	land (including, without limitation, land under water).

“Environmental Claim” means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law.

“Environmental Law” means any applicable law or regulation which relates to:

(a)	the pollution or protection of the Environment;

(b)	the conditions of the workplace; or

(c)	the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste.

“Environmental Permit” means the environmental permit required by, and issued by the Ghana Environmental Protection Agency in favour of the Borrower under the Environmental Assessment Regulations 1999 (LI 1652) in connection with the Project.

“Equity Account” means the Canada Equity Accounts or the Holdco Equity Account.

“Esaase Project” means the Esaase gold project in Amansi West District, 35 kilometres southwest of Kumasi, Ghana.

“Event of Default” means any event or circumstance specified as such in Clause 23 (Events of Default).

“Existing PMI Group Loan” means each of the following loans:

(a)	the loan from PMI to its Australian branch in an amount not exceeding USD 1,305,260; and

(b)	the loan from PMI’s Australian branch to PMI in an amount not exceeding USD 1,294,224.

“Facility” means the Project Facility or the Overrun Facility.

“FATCA” means:

(a)	sections 1471 to 1474 of the Code or any associated regulations;

(b)	any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)	any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal

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Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

“FATCA Application Date” means:

(a)	in relation to a “withholdable payment” described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)	in relation to a “withholdable payment” described in section 1473(1)(A)(ii) of the Code (which relates to “gross proceeds” from the disposition of property of a type that can produce interest from sources within the US), 1 January 2017; or

(c)	in relation to a “passthru payment” described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement

“FATCA Deduction” means a deduction or withholding from a payment under a Finance Document required by FATCA.

“FATCA Exempt Party” means a Party that is entitled to receive payments free from any FATCA Deduction.

“Final Prepayment Date” means the date on which the Borrower fully and finally prepays the Facilities in accordance with Clause 7.3(c).

“Final Repayment Date” means:

(a)	in respect of the Project Facility, the Project Facility Final Repayment Date; and

(b)	in respect of the Overrun Facility, the Overrun Facility Final Repayment Date.

“Finance Document” means:

(a)	at all times:

(i)	this Agreement;

(ii)	any Warrant Document;

(iii)	any Security Document;

(iv)	any Subordination Agreement;

(v)	any Utilisation Request;

(vi)	the Security Release Letter;

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(vii)	any Blocked Accounts Agreement;

(viii)	the Payment Instructions; and

(ix)	any other document designated as a “Finance Document” by the Lender and the Borrower; and

(b)	at all times whilst the Lender or an Affiliate of the Lender is the Buyer (as defined in the Offtake Agreement) under the Offtake Agreement, the Offtake Agreement.

“Financial Indebtedness” means any indebtedness for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;

(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);

(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d)	the amount of any liability in respect of any finance leases;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirement for de-recognition under the Accounting Principles);

(f)	any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of an entity which is not a member of the Group which liability would fall within one of the other paragraphs of this definition;

(h)	any amount raised by the issue of shares which are redeemable or are otherwise classified as borrowings under the Accounting Principles;

(i)	any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than 30 days after the date of supply;

(j)	any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement)

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having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(k)	the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (j) above.

“Financial Year” means each period of 12 months ending on 31 December in any year.

“First Completion Date” has the meaning given to it in the Purchase Agreement.

“First Instalment” has the meaning given to it in the Purchase Agreement.

“First Repayment Amount” has the meaning given to it in the Subordinated Inter-Company Loan Agreement.

“First Repayment Date” means the first Business Day of July 2016.

“First Utilisation Date” means the first date on which a Project Facility Loan is made.

“Ghana OPEX Accounts” means the accounts in the name of the Borrower and established at _______________ ________________________________________________________________________(in each case, as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Ghana Project Accounts” means the accounts each designated a “Ghana Project Account” in the name of the Borrower and established at _______________________________________________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Ghana Reclamation Bond Account” means the account in the name of the Borrower and established at _______ ________________________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender)

“Ghanaian Government Royalty” means the royalty payable to the Government of Ghana by the titleholder for the time being of the Mining Leases.

“Ghanaian Sanctions” means sanctions imposed from time to time by the Government of Ghana.

“Goknet Payment” means any payment made or required in respect of the dispute with Goknet Mining Company Limited whether in settlement, satisfaction of judgment or otherwise, but not including the Goknet Royalty.

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“Goknet Royalty” means the royalty which may become payable to Goknet Mining Company Limited pursuant to an option and joint venture agreement dated 22 November 2002 between Goknet Mining Company Limited and HoldCo and the disputed purchase agreement dated 12 May 2006 between Goknet Mining Company Limited and HoldCo.

“Gold” means gold of minimum .995 fineness in gold bars, conforming in all respects to the specification for “Good Delivery Gold Bars” under the “Good Delivery Rules” as published by the London Bullion Market Association from time to time.

“Good Industry Practice” means those practices, methods, activities, techniques and standards (including Ghanaian national standards) which are in accordance with good and acceptable international mining standards and practices and in accordance with modern and accepted scientific and technical principles using appropriate modern and effective techniques, materials and methods, competent personnel and management staff in each case would be ordinarily and reasonably expected for a project similar to the Project.

“Governmental Body” means any court or governmental authority, department, commission, board, agency or other instrumentality of any country or jurisdiction or any party having jurisdiction over the Transaction Documents or the transactions contemplated thereby.

“Group” means:

(a)	the Borrower and its Subsidiaries for the time being;

(b)	HoldCo;

(c)	with effect from the First Completion Date, each of Keegan, Keegan HoldCo 1 and Keegan HoldCo 2 and their respective Subsidiaries for the time being; and

(d)	the Parent.

“Group Structure Chart” means the group structure chart in the agreed form.

“Guarantor” means HoldCo, the Parent, the Borrower and (with effect from the First Completion Date) Keegan.

“Holdco Equity Account” means the account designated as the “Holdco Equity Account” in the name of HoldCo and established at _____________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“HoldCo OPEX Accounts” means the accounts in the name of HoldCo and established at _________________________________________________ each case, as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

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“Holding Company” means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

“Initial Consents” means the Consents listed in Part 1 of Schedule 5 (Initial Consents).

“Initial Equity Contribution” means Parent Equity less the Parent Equity Pre-Spend.

“Initial Loan” means the Project Facility Loan to be made on the First Utilisation Date.

“Information Package” means the Reports and the Definitive Feasibility Study.

“IFRS” means international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Insurance Report” means the insurance report prepared in connection with the Project addressed to, and/or capable of being relied upon by, the Lender.

“Inter-Company Loan” means any loan made by a member of the Asanko Group to another member of the Asanko Group.

“Inter-Company Loan Agreement” means any loan agreement entered into from time to time between a member of the Asanko Group and another member of the Asanko Group, substantially in the form approved by the Lender from time to time.

“Inter-Company Loan Security Agreement” means a Security granted or to be granted to the Lender over any Inter-Company Loan and in respect of the obligations hereunder, such Security entered into under a Security Document substantially in the form approved by the Lender from time to time.

“Interest Payment Date” means the first Business Days of January, April, July and October in each year.

“Interest Period” means, in relation to a Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.4 (Default interest).

“Joint Venture” means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity.

“Keegan” means Keegan Resources Ghana Limited, a company established in accordance with the laws of Ghana, with company number _______________.

“Keegan Facility Agreement” means a facility agreement entered into on or about the date of the Second Amendment and Restatement Agreement between the Lender, the members of the Keegan Group and the Parent in

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relation to the Project, as such facility agreement may be amended, novated, supplemented, extended, restated or replaced from time to time.

“Keegan Finance Document” means each ‘Finance Document’ contemplated under the Keegan Facility Agreement.

“Keegan Group” means Keegan, Asanko Gold (Barbados) Inc, and Asanko International (Barbados) Inc.

“Keegan HoldCo 1” means Asanko Gold (Barbados) Inc.

“Keegan HoldCo 2” means Asanko International (Barbados) Inc.

“Keegan HoldCo 1 Equity Account” means the account designated “HoldCo 1 Equity Account” in the name of Keegan HoldCo 1 and established at ______________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 1 Opex Account” means the account designated “HoldCo 1 Opex Account” in the name of Keegan HoldCo 1 and established at ______________________________________________________________ (as the same may be designated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 2 Equity Account” means the account designated “HoldCo 2 Equity Account” in the name of Keegan HoldCo 2 and established at ______________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan HoldCo 2 Opex Account” means the account designated “HoldCo 2 Opex Account” in the name of Keegan HoldCo 2 and established at ______________________________________________________________ (as the same may be redesignated, substituted or replaced from time to time with the consent of the Lender).

“Keegan Transaction Security” means any Security which constitutes, or is intended to constitute, or is contemplated to be, ‘Transaction Security’ under the Keegan Finance Documents.

“Kubi Project” means the Kubi gold project, comprised of four contiguous concessions covering 52.17km2 12 km northeast of Perseus Mining’s Edikan gold mine.

“LBMA AM Fixing Price” means the Gold Price in USD determined twice each business day on the London market by the members of London Gold Market Fixing Limited, in this case the morning fixing.

“Legal Due Diligence Report” means the due diligence report (including its appendices) dated on or about the date of this Agreement, and the title report

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dated or about the date of this Agreement, each prepared by __________ ____________________________________________ relating to, amongst other things, the Project and the Mining Leases and addressed to, and/or capable of being relied upon by, the Lender.

“Legal Opinion” means any legal opinion delivered to the Lender under Clause 4.1 (Initial conditions precedent).

“Legal Reservations” means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction; and

(d)	any other matters which are set out as qualifications or reservations as to matters of law of general application in the Legal Opinions.

“LIBOR” means, in relation to a Loan:

(a)	the applicable Screen Rate as of 11:00 a.m. on the Quotation Day for the offering of deposits in Dollars and for a period comparable to the Interest Period for that Loan; or

(b)	(if no Screen Rate is available for Dollars for the Interest Period of that Loan) such rate as agreed by the Lender and the Borrower in writing from time to time,

and, if that rate is less than one per cent per annum, LIBOR shall be deemed to be one per cent per annum.

“Life of Mine Ore Reserves” means the “proved” and “probable” mineral gold reserves at the Project as reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code for Reporting of Exploration Results (SAMREC) which is consistent with the CIM Estimation Best Practice Guidelines in Canada or a similar recognised international code as amended, updated or replaced from time to time in accordance with this Agreement.

“Limitation Acts” means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984.

“Loan” means a Project Facility Loan or an Overrun Facility Loan.

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“Loan Repayment Date” means, in respect of the Project Facility or the Overrun Facility, the first Business Days of January, April, July and October in each year between the First Repayment Date and the applicable Final Repayment Date.

“Loan Transfer Agreement” has the meaning given to it in the Purchase Agreement.

“Margin” means, in respect of a Project Facility Loan, six per cent per annum and, in the case of an Overrun Facility Loan, ten per cent per annum.

“Material Adverse Effect” means a material adverse effect on:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Borrower or any other Obligor (other than the Parent at all times following Project Completion); or

(b)	the ability of an Obligor to perform its material obligations under the Finance Documents;

(c)	the implementation or operation of the Project substantially in accordance with the Project Plan; or

(d)	the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of the Lender under any of the Finance Documents.

“Material Project Documents” means the documents listed in Schedule 7 (Material Project Documents) and any other Project Document the consideration for which exceeds USD 5,000,000.

“Material Project Control Period” means each period commencing on the day of service of a material project control notice and ending on the day of service of a material project release notice, in each case in accordance with Clause 22.4 (Material Project Control Period).

“Material Project Party” means any party to a Material Project Document other than the Borrower.

“Mining Lease Deeds of Assignment” has the meaning given to it in the Purchase Agreement.

“Mining Leases” means the Abirem Lease, the Abore Lease and the Adubea Lease.

“Mining Operations” means the extraction, processing, storage and manufacture of Mine Output at the Mining Properties and the sale of such Mine Output to customers, including pursuant to the Offtake Agreement.

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“Mine Output” means ore, concentrate, doré or other unrefined gold products and all other metals and minerals produced at or extracted from the Mining Properties.

“Mining Properties” means all the Real Property contained within the demise of each Mining Lease, each of the other properties listed in the relevant Security Documents and any other Real Property acquired by a member of the Group after the date of this Agreement in connection with the Project. A reference to a “Mining Property” is a reference to any of the Mining Properties.

“Mining Rights” means the Mining Leases and all other leases, licences, consents or rights to investigate the presence of, explore for, extract, process or sell any metal or mineral (and any by-product thereof) including the carrying out of any geological survey, scientific experiment or feasibility or technical study.

“Month” means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)	if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month.

The above rules will only apply to the last Month of any period.

“Monthly Report” means the monthly progress report which the Borrower shall procure the delivery of to the Lender pursuant to Clause 19.4.

“Novation Agreement” has the meaning given to it in the Purchase Agreement.

“Obligor” means the Borrower or a Security Provider or each Guarantor in accordance with Clause 17.10 (Accession and Retirement of Certain Guarantors).

“OFAC List” means the Specially Designated Nationals and Blocked Persons List (and any successor list), as published by the United States Department of the Treasury Office of Foreign Asset Control from time to time, and available at the website: http://www.treas.gov/offices/enforcement/ofac/sdn/t11sdn.pdf or any official successor website;

“OFAC Sanctions” means sanctions imposed from time to time by the United States Department of the Treasury Office of Foreign Asset Control;

“Office Hours” means Monday through Friday, from 09:00 to 17:00 local time.

“Offtake Agreement” means the gold sale and purchase agreement for the sale at a market price of Gold produced from the Project and the Esaase

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Project made between the Borrower, Keegan and the Lender on or about the date of this Agreement.

“Operating Budget” means the operating budget setting out, among other things, the costs expected to be incurred and the revenues expected to be received during the forthcoming Financial Year as amended, updated and replaced from time to time in accordance with this Agreement.

“Ore Reserves Reconciliation Report” means the annual ore reserves reconciliation report in respect of the Project delivered to the Lender in accordance with this Agreement.

“Original Financial Statements” means:

(a)	in relation to the Parent, its consolidated audited financial statements for its Financial Year ended 31 December 2013; and

(b)	in relation to each Obligor other than the Parent, its audited financial statements for its Financial Year ended 30 June 2013.

“Overrun Facility” means the term loan facility made available under this Agreement as described in Clause 2.1(b) (The Facilities).

“Overrun Facility Commitment” means USD 20,000,000 to the extent not cancelled or reduced under this Agreement.

“Overrun Facility Final Repayment Date” means the first Business Day of January 2019.

“Overrun Facility Loan” means a loan made or to be made under the Overrun Facility or the principal amount outstanding for the time being of that loan.

“Parent Equity” means the aggregate of:

(a)	USD 170,000,000; and

(b)	such additional amount as the Parent may irrevocably commit to contributing to the Project in the Project Financial Model presented to the Lender in accordance with Clause 20.1(b) (Completion of Resource Model Testing).

“Parent Equity Pre-Spend” means USD 14,900,000 plus the aggregate of all Project Costs incurred and paid for by the Parent or the Borrower in accordance with the Benchmark Project Plan from the date of this Agreement until the Borrower serves written notice to the Lender in accordance with Clause 20.2(a) (Assessment of Project Resource Model and revised Project Financial Model).

“Party” means a party to this Agreement.

“Payment Instructions” means each of:

(a)	the Canada Payment Instructions; and

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(b)	the SA Payment Instructions.

“Permitted Acquisition” means an acquisition by an Obligor of an asset sold, leased, transferred or otherwise disposed of by another Obligor in circumstances constituting a Permitted Disposal.

“Permitted Disposal” means any sale, lease, licence, transfer or other disposal which, except in the case of paragraph (b) and (e), is on arm’s length terms:

(a)	of trading stock or cash made by any member of the Group in the ordinary course of trading of the disposing entity;

(b)	of assets (other than shares, businesses or Real Property) in exchange for other assets comparable or superior as to type, value and quality;

(c)	of obsolete or redundant vehicles, plant and equipment for cash;

(d)	arising as a result of any Permitted Security;

(e)	contemplated under the Purchase Agreement; and

(f)	of assets (other than shares) for cash where the net consideration receivable (when aggregated with the net consideration receivable for any other sale, lease, licence, transfer or other disposal not allowed under the preceding paragraphs or as a Permitted Transaction) does not exceed USD5,000,000 (or its equivalent) in total during the term of this Agreement.

“Permitted Distribution” means:

(a)	the repayment of part or all of a Permitted Loan by:

(i)	the Borrower to Holdco provided that the payment is made to the Holdco Equity Account;

(ii)	the Parent to HoldCo provided that the payment is made to the HoldCo OPEX Accounts;

(iii)	the Borrower to the Parent pursuant to Clause 16.3(a) (Project Accounts) provided that such payment is made to the Canada Project Account;

(iv)	the Borrower to the Parent as a consequence of the assumption by Keegan, in accordance with the Purchase Agreement, of the Permitted Loan extended by the Parent to the Borrower; and

(v)	following the First Completion Date, Keegan to Keegan HoldCo 1 provided that the payment is made to the Keegan HoldCo 1 Equity Account.

(b)	the payment of a dividend by the Borrower to HoldCo provided that the payment:

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(i)	is made after Project Completion;

(ii)	is made to the Holdco Equity Account;

(iii)	is made when no Default is continuing or would occur immediately after the making of the payment;

(iv)	does not have a Material Adverse Effect and no Material Adverse Effect is reasonably anticipated after the making of the payment; and

(v)	is made after the Borrower has, at least one Business Day prior to the date of making of the payment, delivered to the Lender a certificate signed by an authorised signatory of the Borrower certifying that each of the criteria set out in sub-paragraphs (i) to (iv) above (inclusive) have been satisfied;

(c)	the payment of a dividend or repayment of part or all of a Permitted Loan by any member of the Adansi Group or, following the First Completion Date, Keegan to the Parent provided that the payment:

(i)	is made after Project Completion;

(ii)	is made when no Default is continuing or would occur immediately after the making of the payment;

(iii)	is made when the outstanding Loans are less than USD 120,000,000 in aggregate;

(iv)	is made when the Adansi Group’s Working Capital Balance is not less than USD 30,000,000 and will be at least USD 30,000,000 after the making of the payment;

(v)	does not have a Material Adverse Effect and no Material Adverse Effect is reasonably anticipated after the making of the payment; and

(vi)	is made after the member of the Adansi Group making the payment (or, where the payment is made by Keegan, Keegan) has, at least ten Business Days prior to the date of making of the payment, delivered to the Lender a certificate signed by an authorised signatory of such member of the Adansi Group (or, where the payment is made by Keegan, Keegan) certifying that each of the criteria set out in sub-paragraphs (i) to (v) above (inclusive) have been satisfied; or

(d)	the payment of the First Repayment Amount by Keegan to the Borrower in accordance with the terms of the Subordinated Inter-Company Loan Agreement provided that the repayment is made into a Ghana Project Account.

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“Permitted Financial Indebtedness” means Financial Indebtedness:

(a)	arising under the Finance Documents;

(b)	incurred by the Parent the aggregate principal amount of which does not exceed USD 5,000,000 (or its equivalent in other currencies);

(c)	arising under a foreign exchange transaction for spot or forward delivery entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure arises in the ordinary course of trade, but not a foreign exchange transaction for investment or speculative purposes;

(d)	arising under a Permitted Loan or a Permitted Guarantee or as permitted by Clause 21.27 (Treasury Transactions);

(e)	arising under any Keegan Finance Document;

(f)	in the case of Keegan, arising under an Inter-Company Loan Agreement dated on or around the date of the Second Amendment and Restatement Agreement and made between Keegan HoldCo 1 as lender and Keegan as borrower;

(g)	under finance or capital leases of vehicles, plant, equipment or computers, provided that the aggregate capital value of all such items so leased under outstanding leases by members of the Group does not exceed USD 5,000,000 (or its equivalent in other currencies) at any time; or

(h)	any Financial Indebtedness referred to in the definition of Permitted Transaction.

“Permitted Guarantee” means:

(a)	the endorsement of negotiable instruments in the ordinary course of trade;

(b)	any performance or similar bond guaranteeing performance by an Obligor under any contract entered into in the ordinary course of trade;

(c)	any guarantee permitted under Clause 21.22 (Financial Indebtedness);

(d)	in respect of the Parent, any guarantee contemplated under or in relation to any Keegan Finance Document;

(e)	any guarantee given in respect of the netting or set-off arrangements permitted pursuant to paragraph (b) of the definition of Permitted Security;

(f)	in respect of the Parent, any guarantee entered into by the Parent with the prior written consent of the Lender.

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“Permitted Loan” means principal, interest and other amounts in respect of:

(a)	any Existing PMI Group Loan;

(b)	any trade credit extended by the Borrower to the purchaser under the Offtake Agreement and any of its other customers on normal commercial terms and in the ordinary course of its trading activities and in compliance with its contractual obligations;

(c)	a loan made by the Parent to a Subsidiary of the Parent which is not a member of the Group using either (i) the proceeds of equity other than the Initial Equity Contribution; or (ii) the proceeds of a loan permitted pursuant to paragraph (b) of the definition of Permitted Financial Indebtedness;

(d)	a loan which is documented under an Inter-Company Loan Agreement made by an Obligor (other than the Parent and (with effect from the First Completion Date) Keegan) to another Obligor (other than the Parent and (with effect from the First Completion Date) Keegan);

(e)	a loan which is documented under an Inter-Company Loan Agreement made by the Parent to either HoldCo or the Borrower to fund

(A)	Project Costs; or

(B)	any other costs using the proceeds of equity other than the Initial Equity Contribution;

(f)	a loan which is documented under an Inter-Company Loan Agreement made by HoldCo to the Parent in order to give effect to certain restructuring within the Group following the acquisition of HoldCo by the Parent and the aggregate principal amount of which does not exceed CAD 20,000,000 (the “Restructuring Loan”);

(g)	the loan which is made in accordance with the terms of the Subordinated Inter-Company Loan Agreement by the Borrower to Keegan;

(h)	with effect from the First Completion Date, a loan made by the Parent to Keegan, Keegan HoldCo 1 or Keegan HoldCo 2 using either (i) the proceeds of equity other than the Initial Equity Contribution; or (ii) the proceeds of a loan permitted pursuant to paragraph (b) of the definition of Permitted Financial Indebtedness;

(i)	the USD 67,400,000 loan documented under an Inter-Company Loan Agreement and made by HoldCo to the Parent in connection with the Loan Transfer Agreement; and

(j)	with effect from the First Completion Date, a loan which is documented under an Inter-Company Loan Agreement made by Keegan to Keegan HoldCo 1,

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so long as the creditor of that loan shall, in the case of paragraphs (c), (d), (e), (f), (g), (h), (i) and (j) grant Security over its rights in respect of that loan in favour of the Lender on terms acceptable to the Lender and enter into a Subordination Agreement in respect of that loan, in each case when required by the Lender.

“Permitted Security” means:

(a)	any Security created under the Finance Documents;

(b)	any lien arising by operation of law and in the ordinary course of trading and not as a result of any default or omission by any member of the Group;

(c)	any payment or close out netting or set-off arrangement pursuant to any Treasury Transaction or foreign exchange transaction entered into by an Obligor which constitutes Permitted Financial Indebtedness, excluding any Security or Quasi-Security under a credit support arrangement;

(d)	any Security or Quasi-Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to an Obligor in the ordinary course of trading and on the supplier’s standard or usual terms and not arising as a result of any default or omission by any member of the Group;

(e)	in the case of the Parent, any Security for a loan permitted by paragraph (b) of the definition of Permitted Financial Indebtedness which does not extend to any asset which is, or which is intended to be, subject to the Transaction Security;

(f)	any Security created under the Keegan Finance Documents;

(g)	any Security or Quasi-Security arising as a consequence of any finance or capital lease permitted pursuant to paragraph (e) of the definition of Permitted Financial Indebtedness to the extent such Security or Quasi-Security extends to the assets being leased; or

(h)	any Security or Quasi-Security referred to in the definition of Permitted Transaction.

“Permitted Share Issue” means an issue of ordinary shares by the Borrower to HoldCo, or by HoldCo to the Parent, in each case paid for in full in cash upon issue and which by their terms are not redeemable and where the newly-issued shares also become subject to the Transaction Security on the same terms.

“Permitted Transaction” means:

(a)	in the case of the Parent only, the ownership, acquisition or incorporation of a company (or any interest therein) for the purpose of pursuing a mining project other than the Project;

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(b)	any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Finance Documents;

(c)	management charges relating to bona fide management services rendered which have been approved in advance by the Lender;

(d)	any disposal required, Financial Indebtedness incurred, guarantee, indemnity or Security or Quasi-Security given, or other transaction arising, under the Keegan Finance Documents;

(e)	transactions (other than (i) those listed above; (ii) any sale, lease, license, transfer or other disposal and (iii) the granting or creation of Security or the incurring or permitting to subsist of Financial Indebtedness) conducted in the ordinary course of trading on arm’s length terms; or

(f)	the transactions contemplated under the Purchase Agreement.

“Power Supply Contract” means the agreement to be entered into by the Borrower and its power supply contractor in connection with the supply of power to the Project.

“Present Value of Gold Production” means the present value of forecast Gold production at the Project over the life of the Project as envisaged by the Definitive Feasibility Study as measured in troy ounces, using an 8% discount rate and a discount reference date of the date of the notice served by the Borrower pursuant to Clause 20.2(a) (Assessment of Project Resource Model and revised Project Financial Model) substituting actual gold production for forecast gold production where relevant.

“Project” means the development, construction, operation and exploitation of the gold deposits of the Obotan gold project comprising the Mining Leases, located approximately 30-60 km southwest of Kumasi, Ghana, as shown on the relevant Project Map, including for the purposes of the Finance Documents any claim that falls (in part or wholly) within the Project Area of Influence.

“Project Account” means the Ghana Project Accounts or the Canada Project Account.

“Project Actual Gold Production” means the aggregate actual Gold production for the Project for the six months preceding the Project Completion Criteria Calculation Date.

“Project Area of Influence” means the area falling within 5km of the perimeter of the area shown on the Project Map but excluding any area or claims which fall within the Kubi Project and/or the Esaase Project.

“Project Assets” means the Mining Leases, the Mining Properties and all other property and assets of whatever nature required for the purposes of, or in

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connection with, the Project (including real property, plant and machinery, buildings, contracts and intellectual property) wherever situated and whether owned by the Borrower or any other member of the Asanko Group.

“Project Completion” means date of issue of a Project Completion Certificate.

“Project Completion Certificate” means a certificate issued by the Lender in accordance with Clause 17.11 (Issue of Project Completion Certificate).

“Project Completion Criteria” means the criteria set out in Schedule 4 (Project Completion Criteria).

“Project Completion Criteria Calculation Date” means the Interest Payment Date immediately prior to the date when the Borrower submits a request to the Lender to obtain a Project Completion Certificate pursuant to Clause 17.11 (Issue of Project Completion Certificate).

“Project Costs” means the costs payable under, and contemplated by, the Project Plan including but not limited to any drawdown fees incurred in accordance with Clauses 11.1 and 11.2 but excluding:

(a)	all costs and expenses incurred in the negotiation, preparation, printing, execution and perfection of the Finance Documents, to the extent that they exceed an aggregate limit of USD 1,750,000;

(b)	any costs and expenses incurred in connection with the preparation, finalisation and settlement of the Project Resource Model; and

(c)	any Tax (including for the avoidance of doubt any transfer fees payable to any Governmental Body in Ghana) incurred or payable by any member of the Asanko Group in connection with the sale and transfer of the Project by the Borrower to Keegan pursuant to the Transfer Documents other than stamp duty of up to USD 250,000 that may be incurred in connection with the stamping of the Mining Lease Deeds of Assignment in accordance with the Ghana Stamp Duty Act 2005 (Act 689).

“Project Documents” means the Material Project Documents and all other agreements entered into by any member of the Group relating to the Project.

“Project Facility” means the term loan facility made available under this Agreement as described in paragraph (a) of Clause 2.1 (The Facilities).

“Project Facility Commitment” means USD 130,000,000 to the extent not cancelled or reduced under this Agreement.

“Project Facility Final Repayment Date” means the first Business Day of January 2020.

“Project Facility Loan” means a loan made or to be made under the Project Facility or the principal amount outstanding for the time being of that loan.

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“Project Financial Model” means the financial model based on the Definitive Feasibility Study dated September 2012, as subsequently amended from time to time in accordance with Clause 22.1(b).

“Project Map” means the map at Schedule 8 to this Agreement.

“Project NPV” means the net present value of the Project assuming a 5% discount rate, a discount reference date of 1 July 2014, the Criteria Gold Price and including all taxes and royalties but excluding royalties and finance costs under the Finance Documents.

“Project Plan” means the Consents, the Project Financial Model and all other plans, specifications, timetables, budgets, cash flows and capital expenditure programmes in respect of the Project all as amended from time to time in accordance with Clause 22.1(b).

“Project Resource Model” means the project resource model prepared in accordance with Clause 20 (Resource Model Testing).

“Project Transfer” has the meaning given to it in Clause 22.9(a) (Purchase of Project by Keegan).

“Projected DSCR” means the lowest value of the debt service coverage ratios calculated for each Interest Payment Date after the Project Completion Criteria Calculation Date using the Project Financial Model and the Completion Gold Price.

For the purposes of this definition, the debt service coverage ratio for an Interest Payment Date shall be calculated by dividing:

(a)	the projected cash flow available for debt service for the quarter preceding such Interest Payment Date; by

(b)	the Loan principal and interest due on such Interest Payment Date.

“Projected LLCR” means the loan life coverage ratio calculated on the Project Completion Criteria Calculation Date using the Project Financial Model, the Completion Gold Price and a discount rate of 5%.

For the purposes of this definition, the loan life coverage ratio shall be calculated by dividing:

(a)	the net present value of the cash flow available for debt service commencing on the Project Completion Criteria Date and ending on the Project Facility Final Repayment Date; by

(b)	the aggregate of all outstanding Loan principal and scheduled interest at the Project Completion Criteria Calculation Date.

“Purchase Agreement” means the agreement in the agreed form dated on or around the date of the Second Amendment and Restatement Agreement and

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made between the Borrower and Keegan for the sale by the Borrower to Keegan of the business and assets relating to the Project.

“Purchase Price” has the meaning given to it in the Purchase Agreement.

“Qualifying Lender” means a bank, financial institution, trust, fund or other entity which is regularly engaged in or established for the purpose of making purchasing or investing in loans, securities or other financial assets at par value and which is not a gold producing competitor of any member of the Asanko Group or the Adansi Group.

“Quasi-Security” has the meaning given to that term in Clause 21.16 (Negative pledge).

“Quotation Day” means, in relation to any period for which an interest rate is to be determined, two (2) Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Lender in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one (1) day, the Quotation Day will be the last of those days).

“Real Property” means:

(a)	any freehold, leasehold or immovable property;

(b)	any buildings, fixtures, fittings, fixed plant or machinery from time to time situated on or forming part of that freehold, leasehold or immovable property;

(c)	any other property considered as immovable property under applicable law.

“Receiver” means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

“Reference Expert” means the panel of financial and technical experts listed in Schedule 6 (Reference Experts).

“Relevant Interbank Market” means the London Interbank Market.

“Relevant Jurisdiction” means, in relation to an Obligor:

(a)	its jurisdiction of incorporation;

(b)	any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;

(c)	any jurisdiction where it conducts its business; and

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(d)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

“Repayment Instalment” has the meaning given in Clause 6.1 (Repayment of Term Loans).

“Repeating Representations” means each of the representations set out in:

(a)	Clause 18.2 (Status)

(b)	Clause 18.3 (Binding Obligations)

(c)	Clause 18.4 (Non-Conflict with Other Obligations)

(d)	Clause 18.5 (Power and Authority)

(e)	Clause 18.6 (Validity and Admissibility in Evidence)

(f)	Clause 18.7 (Governing Law and Enforcement)

(g)	Paragraph (f) of Clause 18.12 (No Misleading Information)

(h)	Paragraphs (d) to (f) of Clause 18.13 (Original Financial Statements)

(i)	Clause 18.19 (Ranking)

(j)	Clause 18.20 (Good Title to Assets)

(k)	Clause 18.21 (Legal and Beneficial Ownership)

(l)	Clause 18.25 (Project Information)

(m)	Clause 18.26 (No Immunity); and

(n)	Clause 18.27 (Infrastructure).

“Reports” means the Legal Due Diligence Report, the Technical Due Diligence Report and the Insurance Report.

“Representative” means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

“Resource Model Testing Criteria” means the criteria set out in Schedule 3 (Resource Model Testing Criteria).

“RK Person” means:

______________________

______________________

______________________

“Sanction List” means any of the sanction lists of Her Majesty’s Treasury in the United Kingdom of Britain and Northern Ireland, the Bank of England, the Office

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of Foreign Asset Control and/or the United Nations Security Council (each such list as amended, supplemented or substituted from time to time) and includes the OFAC List and the consolidated list of financial sanctions targets published by the Bank of England.

“Sanctioned Entity” means any person or country that:

(a)	is listed on a Sanction List; or

(b)	is subject to OFAC Sanctions, Ghanaian Sanctions or, as the case may be, UK Sanctions.

“Sanctioned Transaction” means:

(a)	the use of the proceeds of any of the Loans for the purpose of financing (or otherwise making funding available), directly or indirectly, the activities of any person or entity which is a Sanctioned Entity; or

(b)	the contribution or otherwise making available of the proceeds of any of the Loans to any person or entity if the Borrower has actual knowledge that such party intends to use such proceeds for the purpose of financing the activities of any person or entity which is a Sanctioned Entity.

“SA Payment Instructions” means the payment instructions by the Borrower to ___________________ in the agreed form duly executed by the Borrower and _______________________

“Screen Rate” means in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate), or on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Lender may specify another page or service displaying the relevant rate after consultation with the Borrower.

“Second Amendment and Restatement Agreement” means the amendment and restatement agreement to this Agreement entered into by the Borrower, the Parent, HoldCo, Keegan and the Lender.

“Second Completion Date” has the meaning given to it in the Purchase Agreement.

“Second Instalment” has the meaning given to it in the Purchase Agreement.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

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“Security Documents” means:

(a)	a mortgage of the entire share capital of HoldCo governed by Canadian law executed by the Parent;

(b)	a mortgage of the shares in the Borrower held by HoldCo governed by Ghanaian law executed by HoldCo;

(c)	a mortgage of the Canada Equity Accounts and Canada Project Account and governed by Canadian law executed by the Parent;

(d)	full fixed and floating security over the Project Assets owned by the Borrower, governed by Ghanaian law executed by the Borrower, to include the Ghana Project Accounts, any Ancillary Opex Account in the name of the Borrower and held in Ghana, Mining Properties and Mining Leases;

(e)	a charge of the Holdco Equity Account and any Ancillary Opex Account in the name of Holdco and held in Canada, governed by Canadian law executed by HoldCo;

(f)	a security cession over any Ancillary Opex Account in the name of the Borrower or HoldCo, any Ghana-Project Account in the name of the Borrower and any Canada Equity Account in the name of the Parent, in each case held in South Africa, governed by South African law executed by the Borrower, HoldCo and/or the Parent, as the case may be;

(g)	a charge of the entire share capital of Keegan HoldCo 2, governed by Barbadian Law, executed by the Parent;

(h)	a charge of the entire share capital of Keegan Holdco 1, governed by Barbadian Law, executed by Keegan HoldCo 2;

(i)	charges of the Keegan HoldCo 1 Equity Account, Keegan HoldCo 1 Opex Account, Keegan HoldCo 2 Equity Account and Keegan HoldCo 2 Opex Account, in each case governed by Barbadian law, executed by Keegan HoldCo 1 and Keegan HoldCo 2 as the case may be;

(j)	each Inter-Company Loan Security Agreement;

(k)	any other document evidencing or creating Security over any asset to secure any obligation of any Obligor to the Lender under the Finance Documents; and

(l)	any other document designated as such by the Lender and the Borrower.

“Security Provider” means the Parent and HoldCo.

“Security Release Letter” means the security release letter agreement in the agreed form between the Parent, HoldCo, the Borrower, Keegan, Keegan

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HoldCo 1, Keegan HoldCo 2 and the Lender dated on or around the date of the Second Amendment and Restatement Agreement.

“Social Regulations” means any Applicable Law whose purpose or effect is:

(a)	to prevent, regulate or control any detrimental social effect;

(b)	to provide remedies in relation to any detrimental social effect; or

(c)	to impose obligations or requirements in relation to social or cultural matters.

“Subordinated Debt” means any Inter-Company Loan which is subordinated pursuant to a Subordination Agreement.

“Subordinated Inter-Company Loan Agreement” has the meaning given to it in the Purchase Agreement.”

“Subordination Agreement” means any subordination deed entered into from time to time by the parties to any Inter-Company Loan Agreement and the Lender, substantially in the form approved by the Lender from time to time.

“Subsidiary” means a subsidiary undertaking within the meaning of section 1162 of the Companies Act 2006.

“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

“Technical Due Diligence Report” means the technical due diligence report entitled An Independent Engineers’ Report On The Asanko Gold Project (Phase I) Located in the Republic Of Ghana dated June 2014 prepared by _____________________________ relating to the Project and addressed to, and/or capable of being relied upon by, the Lender.

“Technical Expert” means the consultant appointed by the Lender from time to time to advise it on technical matters relating to the Project.

“Total Commitments” means the aggregate of the Project Facility Commitment and the Overrun Facility Commitment being USD 150,000,000 at the date of this Agreement.

“Total Overrun Facility Loans” means the aggregate of the Overrun Facility Loans outstanding on the First Repayment Date.

“Total Project Facility Loans” means the aggregate of the Project Facility Loans outstanding on the First Repayment Date.

“Transaction Documents” means the Finance Documents, the Material Project Documents and the Transfer Documents.

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“Transaction Security” means the Security created or expressed to be created in favour of the Lender pursuant to the Security Documents.

“Transfer Documents” means the Purchase Agreement, the Mining Lease Deeds of Assignment, the Subordinated Inter-Company Loan Agreement, the Novation Agreement(s), the Assignment Agreement, the Loan Transfer Agreement and the Payment Instructions, in each case in the agreed form, and all other documents entered into in connection with the Project Transfer, each in form and substance satisfactory to the Lender.

“Treasury Transactions” means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

“UK Sanctions” means sanctions imposed from time to time by HM Treasury in the United Kingdom of Britain and Northern Ireland and/or the Bank of England.

“Unpaid Sum” means any sum due and payable but unpaid by an Obligor under the Finance Documents (other than the Offtake Agreement).

“US” means the United States of America.

“USD” means United States dollars.

“Utilisation Date” means the date of a Loan, being the date on which the relevant Loan is to be made.

“Utilisation Request” means a notice substantially in the relevant form set out in Schedule 2 (Utilisation Requests).

“VAT” means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

“Warrant Documents” means the warrant instrument dated on or around the date of the first utilisation request of the Overrun Facility and entered into between the Parent and Lender in agreed form and any other document or agreement entered into or executed in connection with that instrument or the rights set out in that instrument.

“Working Capital Balance” means the aggregate of:

(a)	refined unsold gold;

(b)	unrefined bullion in the gold room or in transit to the refinery (as notified to the relevant buyer of the relevant shipment), in each case as shown in the Borrower’s preliminary assay submitted to the Lender with such supporting documentation and other evidence as the Lender may require (acting reasonably);

(c)	trade debtors not outstanding for more than 30 days; and

(d)	cash and short-term securities,

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less trade creditors.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	the “Parent”, the “Borrower”, the “Lender” or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii)	a document in “agreed form” is a document which is previously agreed in writing by or on behalf of the Borrower and the Lender or, if not so agreed, is in the form specified by the Lender;

(iii)	“assets” includes present and future properties, revenues and rights of every description;

(iv)	a “Finance Document”, “Project Document” or “Transaction Document” or any other agreement or instrument is a reference to that Finance Document, Project Document or Transaction Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(v)	“guarantee” means (other than in Clause 17 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vi)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	a “person” includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, Joint Venture, consortium or partnership (whether or not having separate legal personality);

(viii)	a “regulation” includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(ix)	a provision of law is a reference to that provision as amended or re-enacted; and

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(x)	a time of day is a reference to London time.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(d)	A Default (other than an Event of Default) is “continuing” if it has not been remedied or waived and an Event of Default is “continuing” if it has not been waived.

1.3	Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or enjoy the benefit of any term of this Agreement.

2.	THE FACILITIES

2.1	The Facilities

Subject to the terms of this Agreement, the Lender shall make available to the Borrower:

(a)	a USD term loan facility in an aggregate amount equal to the Project Facility Commitments; and

(b)	a USD term loan facility in an aggregate amount equal to the Overrun Facility Commitments.

2.2	Obligors’ Agent

(a)	Each Obligor by its execution of this Agreement appoints the Parent to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)	the Parent on its behalf to supply all information concerning itself contemplated by this Agreement to the Lender and to give all notices and instructions (including Utilisation Requests), to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	the Lender to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Parent,

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and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.

(b)	Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Parent or given to the Parent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Parent and any other Obligor, those of the Parent shall prevail.

3.	PURPOSE

3.1	Purpose

The Borrower shall apply all amounts borrowed by it under the Facilities towards:

(a)	payment of Project Costs; and

(b)	any other purpose to which the Lender has given its prior written consent.

3.2	Monitoring

The Lender is not bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4.	CONDITIONS OF UTILISATION

4.1	Initial Conditions Precedent

(a)	The Borrower may not deliver a Utilisation Request in respect of the Initial Loan unless the Borrower has received a notice from the Lender that the Lender has received all of the documents and other evidence listed in Part 1 of Schedule 1 (Conditions precedent) in form and substance satisfactory to it. The Lender shall notify the Borrower promptly upon being so satisfied.

(b)	The Borrower may not deliver a Utilisation Request in respect of any Project Facility Loan if the making of such Project Facility Loan will result in the aggregate principal amount of all Project Facility Loans requested on or before that date exceeding USD 60,000,000 unless the Borrower has received a notice from the Lender that the Lender has received all of the documents and other evidence listed in Part 2 of Schedule 1

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(Conditions precedent) in form and substance satisfactory to it. The Lender shall notify the Borrower promptly upon being so satisfied.

(c)	The Lender will only be obliged to comply with Clause 5.4 (Lender’s participation) in respect of an Overrun Facility Loan, if on the date of the first Utilisation Request in respect of an Overrun Facility Loan the Lender has received all of the documents and other evidence listed in Part 3 of Schedule 1 (Conditions Precedent) in form and substance satisfactory to it. The Lender shall notify the Borrower promptly upon being so satisfied.

4.2	Further Conditions Precedent

Subject to Clause 4.1 (Initial Conditions Precedent), the Lender will only be obliged to comply with Clause 5.4 (Lender’s participation), if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)	no Default is continuing or would result from the proposed Loan; and

(b)	the Repeating Representations to be made by each Obligor are true in all material respects.

4.3	Minimum Drawdown Targets

Without prejudice to the other provisions of the Finance Documents, the Borrower shall:

(a)	issue a duly completed Utilisation Request in respect of the Initial Loan such that (i) the First Utilisation Date shall be the date which is two Business Days after receipt by the Borrower of notice from the Lender under Clause 4.1(a) (Initial Conditions Precedent) and (ii) the amount of the Initial Loan shall be USD 20,000,000; and

(b)	unless the outstanding Loans have been prepaid in accordance with Clause 7.3(c) (Project Disposal) on or before 22 December 2014, issue duly completed Utilisation Requests such that the aggregate principal amount of Project Facility Loans requested in Utilisation Requests issued on or before 22 December 2014 is at least USD 60,000,000.

4.4	Parent’s Financial Contribution

Any financial contribution from the Parent required under this Clause 4 and Schedule 1 (Conditions Precedent) must be funded by the Parent either by way of equity subscription in the Borrower or by way of Subordinated Debt lent to the Borrower.

4.5	Conditions Subsequent

(a)	The Borrower shall procure that the Lender has received all of the following documents and other evidence in form and substance

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satisfactory to it on or before 30 June 2015 (or such later date as the Lender and the Borrower may agree):

(i)	in respect of each Finance Document which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 30 June 2015, if required by the Lender, a copy of a resolution of the board of directors of each Obligor:

(A)	approving the terms of, and the transactions contemplated by, each such Finance Document to which it is a party and resolving that it execute, deliver and perform each such Finance Document to which it is a party;

(B)	authorising a specified person or persons to execute each such Finance Document to which it is a party on its behalf;

(C)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with such Finance Documents;

(ii)	in respect of each Finance Document to which the Borrower is a party which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 30 June 2015, if required by the Lender, a copy of a resolution signed by HoldCo in its capacity as the sole holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, each such Finance Document;

(iii)	in respect of each Finance Document to which the Borrower is a party which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 30 June 2015, if required by the Lender, a copy of a resolution of the board of directors of each corporate shareholder of HoldCo approving the terms of the resolution referred to in (ii) above;

(iv)	each of the following Finance Documents executed by the Obligors which are party to them, and _________________________________ where applicable:

(A)	a blocked accounts agreement between ___________________ HoldCo and the Lender in relation to the HoldCo OPEX Accounts;

(B)	an Inter-Company Loan Security Agreement in respect of all Permitted Loans granted by an Obligor which is not a

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Ghanaian party which are required to be assigned to the Lender;

(C)	a Subordination Agreement executed by the Parent, HoldCo and the Borrower;

(D)	a security agreement in relation to the Canada Equity Account with number _____________________________, in each case governed by South African law;

(v)	an original counterpart of the direct agreement between Genser Energy Ghana Limited, the Borrower and the Lender in form and substance satisfactory to the Lender, duly executed by Genser Energy Ghana Limited and the Borrower;

(vi)	an original counterpart of the direct agreement between PW Ghana Limited, the Borrower and the Lender, in form and substance satisfactory to the Lender, duly executed by the Borrower and PW Ghana Limited;

(vii)	copies of all executed Inter-Company Loan Agreements;

(viii)	evidence that all Finance Documents that are required to be registered with a Governmental Body in Canada, including but not limited to the Personal Property Security Registry in Canada, have been duly registered with the relevant Governmental Body;

(ix)	evidence that the Borrower has acquired all appropriate surface access rights to the mining area defined in the Project Plan including without limitation crop and land deprivation compensation agreements;

(x)	a letter from Marsh addressed to the Lender:

(A)	listing the insurance policies of the Obligors;

(B)	confirming that insurance policies of the Obligors are on risk;

(C)	confirming that the insurance for the Obligors:

(1)	is at a level acceptable to the Lender;

(2)	covers appropriate risks for the business carried out by the Obligors; and

(3)	names the Lender as first loss payee,

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together with copies of the Construction All Risks Insurance Policy, Wrap-up Liability Policy, Marine Cargo Damage Policy and Marine Delay in Start-Up Policy, all in form and substance satisfactory to the Lender.

(xi)	a legal opinion of ___________________ legal advisers to the Lender as to British Columbia law;

(xii)	to the extent that any Security Document governed by South Africa law or otherwise is required to be registered with a Governmental Body in South Africa, evidence that such registration has been duly effected;

(xiii)	a copy of all notices required to be sent under the Finance Documents referred to in paragraph (iv) above, executed by the Obligors which are party to them.

(b)	The Borrower shall procure that the Lender has received all of the following documents and other evidence in form and substance satisfactory to the Lender on or before 3 July 2015 (or such later date as the Lender and the Borrower may agree):

(i)	an original counterpart of an accounts agreement between the Parent, the Lender and _________________ in relation to the Canada Equity Account with number _________________ 001 held with _________________, governed by South African law, duly executed by the Parent and _________________ Failure to deliver such document within such period will constitute an Event of Default;

(ii)	a legal opinion of _________________ legal advisers to the Lender as to English law;

(iii)	a legal opinion of _________________ legal advisers to the Lender as to Ghana law; and

(iv)	a legal opinion of _________________ legal advisers to the Lender, as to South African law.

The Lender agrees that to the extent that all other conditions required to be satisfied under this Clause 4.5 (Conditions Subsequent) on or before 3 July 2015 to enable the legal opinions referred to in Clauses 4.5(b)(ii), (iii) and (iv) to be issued have been satisfied and/or waived, no Event of Default shall occur if such legal opinions are not received by the Lender on or before 3 July 2015.

(c)	The Borrower shall procure that the Lender has received all of the following documents and other evidence in form and substance

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satisfactory to the Lender by 31 July 2015 (or such later date as the Lender and the Borrower may agree):

(i)	an original counterpart of the direct agreement between WBHO Ghana Limited, Keegan, the Borrower and the Lender, duly executed by WBHO Ghana Limited, Keegan and the Borrower;

(ii)	evidence that the fees, costs and expenses due from the Borrower pursuant to the Finance Documents have been paid; and

(iii)	evidence that the signatures of the Parent in the security cession referred to in paragraph (f) of the definition of Security Document (the “Account Cession”) has been duly certified by a Canadian notary and such signatures have been duly authenticated in Canada by the signature and seal of the necessary office in order to ensure the Account Cession can be received in the courts of South Africa. Failure to deliver such evidence within such period will constitute an Event of Default.

(d)	The Borrower shall procure that the Lender has received all of the following documents and other evidence in form and substance satisfactory to it on or before 31 December 2015 (or such later date as the Lender and the Borrower may agree):

(i)	in respect of each Finance Document to which the Borrower is a party which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 31 December 2015 (or such later date as the Lender and the Borrower may agree), a copy of a resolution of the board of directors of each Obligor:

(A)	approving the terms of, and the transactions contemplated by, each such Finance Document to which it is a party and resolving that it execute, deliver and perform each such Finance Document to which it is a party;

(B)	authorising a specified person or persons to execute each such Finance Document to which it is a party on its behalf;

(C)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with such Finance Documents to which it is a party;

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(ii)	in respect of each Finance Document to which the Borrower is a party which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 31 December 2015 (or such later date as the Lender and the Borrower may agree), a copy of a resolution signed by HoldCo in its capacity as the sole holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, each such Finance Document;

(iii)	in respect of each Finance Document to which the Borrower is a party which execution has been waived or deferred (as agreed by the Lender and the Borrower) to a date on or before 31 December 2015 (or such later date as the Lender and the Borrower may agree), a copy of a resolution of the board of directors of each corporate shareholder of HoldCo approving the terms of the resolution referred to in (ii) above;

(iv)	a certificate of an authorised signatory of each Obligor certifying:

(A)	that each copy document relating to it specified in this Clause 4.5(d)(i) is correct, complete and in full force and effect and has not been amended or superseded; and

(B)	confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded;

(v)	each of the following Finance Documents executed by the Obligors which are party to them and __________________ where applicable:

(A)	a mortgage of the shares in the Borrower held by HoldCo governed by Ghanaian law;

(B)	full fixed and floating security over the Project Assets owned by the Borrower governed by Ghanaian law, to include the Ghana Project Accounts and any Ancillary Opex Account in the name of the Borrower and held in Ghana, the Mining Properties and Mining Leases;

(C)	a security cession and an accounts agreement in relation to any Ghana Project Account held with _______________________________________, in each case governed by South African law; and

(D)	an Inter-Company Loan Security Agreement in respect of all Permitted Loans granted by an Obligor which is a

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Ghanaian party which are required to be assigned to the Lender.

(vi)	all share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the mortgage of the shares in the Borrower held by Holdco, and all other title and other documents (including but not limited to signed but undated resignation letters of each director of the Borrower (other than any director appointed to the board of directors of the Borrower by the Ghana Government)) required to be provided to the Lender under the mortgage of the shares in the Borrower held by Holdco;

(vii)	evidence of stamping in Ghana of such Finance Documents as required by the Lender;

(viii)	evidence that all Finance Documents (other than the mortgage over the Mining Properties and the Mining Leases) that are required to be registered with a Governmental Body in Ghana, including but not limited to the Ghana Companies Registry and the Ghana Collateral Registry, have been duly registered with the relevant Governmental Body;

(ix)	evidence that:

(A)	the fixed charge over the Mining Properties and the fixed charge over the Mining Leases have been duly registered with the Ghana Companies Registry and Ghana Collateral Registry; and

(B)	an application for the registration of the fixed charge over the Mining Leases has been submitted to the Ghana Lands Commission;

(x)	a copy of the consent received from the Minister for Lands and Natural Resources in Ghana approving the creation of security over the Mining Leases in accordance with the Security Documents;

(xi)	a legal opinion of ___________________ as to the capacity and authority of the Ghanaian parties, and the validity and enforceability of the Ghanaian law Security Documents;

(xii)	a legal opinion of _____________, legal adviser to the Lender, as to South African law;

(xiii)	evidence (dated no earlier than 28 days before the date of execution of those Security Documents governed by Ghana law,

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execution of which has been waived or deferred (as agreed by the Lender and the Borrower) to 31 December 2015) (or such later date as the Lender and the Borrower may agree)) that:

(A)	no Security other than Transaction Security is registered against the Borrower (and in the case of the mortgage of the shares of the Borrower, the Borrower and HoldCo) or any of their respective assets;

(B)	no application for such Security is pending in any of the Ghana Collateral Registry, Deeds Registry, Lands Commission or Ghana Companies Registry; and

(C)	in relation to the Borrower only, no liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer has been appointed and that no such appointment is pending;

(xiv)	to the extent that any Security Document governed by South Africa law or otherwise is required to be registered with a Governmental Body in South Africa, evidence that such registration has been duly effected;

(xv)	a copy of all notices required to be sent under the Finance Documents referred to in paragraph (iv) above, executed by the Obligors which are party to them.

(e)	The Borrower shall procure that the fixed charge over the Mining Leases has been duly registered with the Ghana Lands Commission by no later than 12 months from the date of its execution (or such later date as the Lender and the Borrower may agree), in form and substance satisfactory to the Lender.

(f)	The Borrower shall procure that the Agreed Resettlement Action Plan is delivered to the Lender no later than 12 months following the date of the CP Satisfaction Notice (or such later date as the Lender may agree) or such earlier date as may be necessary to comply with applicable law and regulation and the Project Plan.

(g)	The Borrower shall provide the Lender with a copy of the Borrower’s Environmental Permit, as renewed, within 10 Business Days (or such later date as the Lender and the Borrower may agree) of receipt by the Borrower or Keegan (as applicable) of the renewed Environmental Permit from the Ghana Environmental Protection Agency.

(h)	The Borrower shall provide the Lender with:

(A)	within five (5) Business Days (or such later date as the Lender and the Borrower may agree) of the date on

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which the Mining Lease Deeds of Assignment are executed, evidence that the Mining Lease Deeds of Assignment have been submitted to the Minerals Commission as part of the application for consent to the transfer of the Mining Leases by the Borrower to Keegan;

(B)	within five (5) Business Days (or such later date as the Lender and the Borrower may agree) of receipt thereof by any Obligor, (i) a copy of the notification from the Minerals Commission confirming that it will recommend to the Government of Ghana, acting through the Minister for Lands and Natural Resources to approve the transfer of the Mining Leases from the Borrower to Keegan in accordance with the Mining Lease Deeds of Assignment or (ii) where the aforesaid confirmation is communicated by the Minerals Commission orally, written confirmation of such oral communication (“Approval in Principle”);

(C)	within five (5) Business Days (or such later date as the Lender and the Borrower may agree) of receipt thereof by any Obligor from the relevant Governmental Body, a copy (certified by Ghanaian legal counsel to the relevant Obligor) of the approval by the Government of Ghana, acting through the Minister for Lands and Natural Resources, of the sale and transfer of the Mining Leases by the Borrower to Keegan in accordance with the Mining Lease Deeds of Assignment (“Final Approval”);

(D)	(i)	within seven (7) Business Days (or such later date as the Lender and the Borrower may agree) of receipt by any Obligor of the Final Approval, evidence that the Mining Lease Deeds of Assignment have been submitted for stamping in Ghana and

(ii)	within five (5) Business Days (or such later date as the Lender and the Borrower may agree) of receipt by any Obligor of confirmation that the Mining Lease Deeds of Assignment have been duly stamped, evidence of such stamping;

(E)	within ten (10) Business Days (or such later date as the Lender and the Borrower may agree) of receipt thereof by any Obligor from the relevant Governmental Body, copies (certified by Ghanaian legal counsel to the relevant Obligor) of any interim Mining Operation Permit issued in the name of Keegan between the First Completion Date and the Second Completion Date; and

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(F)	as soon as practicable following receipt thereof by any Obligor from the relevant Governmental Body, a copy (certified by Ghanaian legal counsel to the relevant Obligor, where requested by the Lender) of any other material document relating to the Transfer and in the case of any other document relating to the Transfer which has been requested by the Lender, promptly following such request and receipt of the relevant document.

(i)	The Borrower shall procure that the Lender has received evidence in form and substance satisfactory to it, on or before the date falling one calendar month from the date of the Second Amendment and Restatement Agreement, that the signatures of the Parent in the amendment and restatement agreement to the Account Cession dated 30 June 2015, as entered into by the Parent and the Lender on or around the date of the Second Amendment and Restatement Agreement, has been duly certified by a Canadian notary and such signatures have been duly authenticated in Canada by the signature and seal of the necessary office in order to ensure that the aforesaid amendment and restatement agreement can be received in the courts of South Africa.

(j)	Failure to comply with the provisions of Clauses 4.5 shall constitute an Event of Default.

5.	UTILISATION

5.1	Delivery of a Utilisation Request

The Borrower (or the Parent on its behalf) may utilise a Facility by delivery to the Lender of a duly completed Utilisation Request not later than a Business Day which is:

(a)	in respect of the Initial Loan, two Business Days before the proposed First Utilisation Date; and

(b)	in respect of all other Loans, at least 35 calendar days before the proposed Utilisation Date.

5.2	Completion of a Utilisation Request for Loans

(a)	Each Utilisation Request for a Loan is irrevocable and will not be regarded as having been duly completed unless:

(i)	it identifies the Facility to be utilised;

(ii)	it specifies the purpose of the Loan;

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(iii)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

(iv)	for all Utilisation Requests other than those made to comply with Clause 4.3 (Minimum Drawdown Targets) it is accompanied by evidence of the purpose of the Loan;

(v)	for all Utilisation Requests other than those made to comply with Clause 4.3 (Minimum Drawdown Targets), it is accompanied by evidence that the aggregate of all sums transferred from the Canada Equity Accounts to a Project Account and applied to meet Project Costs is, at the date of any proposed Loan, equal to at least 50% of the aggregate outstanding Loans, including the proposed Loan which is the subject of the Utilisation Request; and

(vi)	the amount of the proposed Loan complies with Clause 5.3 (Amount).

(b)	Evidence of the purpose of the Loan will comprise a certificate from the Borrower, in form and substance satisfactory to the Lender, including:

(i)	a description of the costs and expenses to be financed or refinanced by the Loan in sufficient detail to enable the Lender to compare them with the Project Plan;

(ii)	confirmation that those costs and expenses are Project Costs included in the Project Plan which have not been the subject of a previous certificate under this Clause or Clause 16.2(b);

(iii)	a forecast demonstrating that those costs and expenses are to become due and payable within 90 days of the proposed Utilisation Date; and

(iv)	confirmation that the Project is progressing in accordance with the Project Plan.

(c)	Evidence of the transfers from the Canada Equity Accounts to a Project Account will comprise certified copies of bank account statements.

(d)	No more than one Loan may be requested in any calendar month.

(e)	In the case of any Utilisation Request issued on or before 22 December 2014, the Lender may in its sole discretion choose to bring forward the Utilisation Date from the proposed Utilisation Date stated in the relevant Utilisation Request to a date which is no fewer than two Business Days after the date of that Utilisation Request.

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5.3	Amount

The amount of each proposed Loan must be at least USD 20,000,000 or, if less, the Available Facility.

5.4	Lender’s Participation

If the conditions set out in this Agreement have been met the Lender shall make each Loan available on the Utilisation Date.

5.5	Cancellation of Commitment

(a)	The Project Facility Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for the Project Facility.

(b)	The Overrun Facility Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for the Overrun Facility.

6.	REPAYMENT

6.1	Repayment of Loans

(a)	Subject to Clause 6.2, the Borrower shall repay the Project Facility Loans in 15 instalments commencing on the First Repayment Date and ending on the Project Facility Final Repayment Date. The amount of the instalment due on:

(i)	the First Repayment Date and each of the four subsequent Loan Repayment Dates shall be 4% of Total Project Facility Loans; and

(ii)	each of the remaining ten Loan Repayment Dates shall be 8% of Total Project Facility Loans.

(b)	Subject to Clause 6.2, the Borrower shall repay the Overrun Facility Loans in 11 instalments commencing on the First Repayment Date and ending on the Overrun Facility Final Repayment Date. The amount of the instalment due on the First Repayment Date and each of the ten subsequent Loan Repayment Dates shall be 1/11 of Total Overrun Facility Loans.

(c)	All amounts outstanding in respect of the Overrun Facility Loans shall be repaid on the Overrun Facility Final Repayment Date. All amounts outstanding in respect of the Project Facility Loans shall be repaid on the Project Facility Final Repayment Date.

(d)	Following the recovery of any proceeds from an exercise of the Lender’s rights under the Finance Documents (other than the Offtake

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Agreement), each payment by or on behalf of the Borrower under this Agreement shall, unless a specific determination is made by the Lender in relation to it, be applied:

(i)	first, to any fees, costs and expenses due to the Lender;

(ii)	second, to any accrued and unpaid overdue interest due to the Lender in respect of the Project Facility;

(iii)	third, to any outstanding principal due to the Lender in respect of the Project Facility;

(iv)	fourth, to any accrued and unpaid overdue interest due to the Lender in respect of the Overrun Facility;

(v)	fifth, to any outstanding principal due to the Lender in respect of the Overrun Facility; and

(vi)	sixth, to any other outstanding amounts due to the Lender in respect of the Facilities.

6.2	Effect of Prepayment on Scheduled Repayments and Reductions

(a)	If the Borrower makes any prepayment of the Loans for any reason then the amounts prepaid will be applied first in reduction of scheduled repayment instalments of the Overrun Facility Loans under Clause 6.1(b) and secondly in reduction of scheduled repayment instalments of the Project Facility Loans under Clause 6.1(a), in each case in inverse chronological order.

(b)	Any prepayment made shall reduce the amounts repayable by the Borrower under Clause 6.1 in the manner set out in Clause 6.2(a) such that the maximum the Borrower shall repay under Clause 6.1 shall be 100% of the Total Project Facility Loans and 100% of the Total Overrun Facility Loans.

7.	PREPAYMENT AND CANCELLATION

7.1	Illegality

If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Loan:

(a)	upon the Lender notifying the Borrower, the Commitment will be immediately cancelled; and

(b)	the Borrower shall repay the Loans made to it on the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

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7.2	Change of Control

(a)	If a Change of Control occurs then:

(i)	the Borrower shall promptly notify the Lender upon becoming aware of it; and

(ii)	the Lender may, by notice to the Borrower, cancel the outstanding Commitments and declare that all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents (other than the Offtake Agreement) shall be immediately due and payable, whereupon all such outstanding amounts will become immediately due and payable.

(b)	The Lender may not serve a notice under paragraph (a)(ii) above at any time following Project Completion unless it believes, acting reasonably, that the Change of Control would have an adverse effect on its interests as a secured creditor of the Obligors.

7.3	Project Disposal

(a)	Without prejudice to the requirements of Clause 21.17 (Disposals) and Clause 21.18 (Arms’ Length Basis), the Borrower must apply in or towards prepayment of the Loans the net proceeds of any disposals of all or any part of the Project or the Project Assets the aggregate consideration for which exceeds USD 10,000,000.

(b)	Paragraph (a) above shall not apply to a disposal of assets (other than shares, businesses and Real Property) in exchange for other assets comparable or superior as to type, value and quality.

(c)	Notwithstanding any other provision of this Agreement, the Borrower must, on the day of receipt of the Second Instalment repay the Project Facility Loans and the Overrun Facility Loans made to it in full and the Available Commitment of the Facilities shall be immediately cancelled.

7.4	Voluntary Prepayment of Loans

The Borrower may, if it or the Parent gives the Lender not less than two Business Days’ prior notice, prepay the Loans in whole or in part (such part being a minimum amount of USD 20,000,000), such notice to expire on or after the date of the CP Satisfaction Notice.

7.5	Voluntary Cancellation

Subject to Clause 5.5, the Borrower may, if it or the Parent gives the Lender not less than two Business Days’ prior notice, cancel the whole or any part (being a

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minimum amount of USD 20,000,000 or, if less, the Available Commitment) of the Available Commitment of either Facility.

7.6	Voluntary Prepayment and Cancellation on Board Refusal

The Parent may, on or before 31 July 2014, if it gives the Lender not less than two Business Days’ prior notice certifying that its board has elected not to proceed with the Project, prepay the Loans in whole and cancel the whole of the Available Commitment of both Facilities.

7.7	Mandatory Prepayment on Breach of Minimum Drawdown Targets and CP Satisfaction

(a)	If the Borrower has not utilised at least USD 60,000,000 on or before 22 December 2014 then the outstanding Commitments shall be cancelled and all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, shall be immediately due and payable.

(b)	If the Borrower has not delivered to the Lender all of the documents and other evidence listed in Part 2 of Schedule 1 in form and substance satisfactory to the Lender on or before the CP Longstop Date and the Lender has not issued the CP Satisfaction Notice for that reason by the CP Longstop Date then the outstanding Commitments shall be cancelled and all outstanding Loans, together with accrued interest and all other amounts accrued under the Finance Documents, shall be immediately due and payable.

(c)	If the Initial Loan has not been requested in accordance with this Agreement on or before 24 July 2014, then the outstanding Commitments shall be cancelled unless the Lender issues a notice to the Borrower extending such date.

7.8	Voluntary Prepayment and Cancellation of Whole

The Borrower may, if it gives the Lender not less than two Business Days’ prior notice expiring on or before the earlier of (i) the date of the CP Satisfaction Notice and (ii) the CP Longstop Date, prepay the Loans in whole and cancel the whole of the Available Commitment of both Facilities.

8.	RESTRICTIONS

8.1	Notices of Cancellation or Prepayment

Any notice of cancellation, prepayment, authorisation or other election given by any Party under Clause 7 (Prepayment and Cancellation) shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

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8.2	Interest and other Amounts

Any prepayment under this Agreement shall be made, subject to any payments expressly required under the terms of the Finance Documents, without premium or penalty. On receipt of any prepayment the Lender will give credit where applicable for overpayment of interest on the sum prepaid.

8.3	No Reborrowing of Facilities

The Borrower may not reborrow any part of a Facility which is prepaid.

8.4	Prepayment in accordance with Agreement

The Borrower shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

8.5	No Reinstatement of Commitments

No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

9.	INTEREST

9.1	Calculation of Interest

The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(a)	Margin; and

(b)	LIBOR.

9.2	Payment of Interest

Except as provided in Clause 9.3 (Capitalisation), the Borrower shall pay interest on each Loan in advance on the first day of each Interest Period.

9.3	Capitalisation

Interest payable on the first day of each Interest Period falling before the First Repayment Date will be capitalised on those days and added to the principal amount of the Loan. References to a Loan will include the capitalised interest added to it.

9.4	Default Interest

(a)	If either (i) an Obligor fails to pay any amount payable by it under a Finance Document (other than the Offtake Agreement) on its due date, or (ii) interest is capitalised in accordance with Clause 9.3 (Capitalisation) when an Event of Default is continuing (such unpaid

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sum or capitalised interest being referred to as an “overdue amount”) interest shall be payable in advance on the overdue amount from the due date up to: in the case of (i) above, the date of actual payment and, in the case of (ii) above, until the date on which the Event of Default has been waived (both before and after judgment) at a rate which is four per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan for successive Interest Periods, each of a duration selected by the Lender (acting reasonably).

(b)	Any interest accruing under this Clause shall be immediately payable in advance on the demand of the Lender. Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Month but will remain immediately due and payable.

(c)	If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii)	the rate of interest applying to the overdue amount during that first Interest Period shall be four per cent higher than the rate which would have applied if the overdue amount had not become due.

(d)	Where, at the start of an Interest Period, interest is paid in advance in accordance with this Clause 9.4 (Default Interest) and the outstanding Event of Default is waived by the Lender before the expiry of that Interest Period, then the Lender will give credit where applicable for interest overpaid.

10.	INTEREST PERIODS

10.1	Length of Interest Periods

Each Interest Period for a Loan shall start on its Utilisation Date or (if already made) on the last day of its preceding Interest Period and end on the next Interest Payment Date.

10.2	Consolidation of Loans

If two or more Interest Periods for Project Facility Loans end on the same date, those Project Facility Loans will be consolidated into, and treated as, a single Project Facility Loan on the last day of the Interest Period. If two or more Interest Periods for Overrun Facility Loans end on the same date, those

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Overrun Facility Loans will be consolidated into, and treated as, a single Overrun Facility Loan on the last day of the Interest Period.

11.	FEES

11.1	Project Facility Drawdown Fee

(a)	The Borrower shall, on the Utilisation Date of the Initial Loan, pay to the Lender a drawdown fee equal to USD 900,000.

(b)	The Borrower shall, on each Utilisation Date for a Project Facility Loan which is not made to comply with Clause 4.3 (Minimum Drawdown Targets), pay to the Lender a drawdown fee equal to one point five per cent of the principal amount of that Project Facility Loan.

(c)	Unless otherwise agreed drawdown fees will be deducted from the Loans in respect of which they are payable.

11.2	Overrun Facility Drawdown Fee

The Borrower shall, on each Utilisation Date for an Overrun Facility Loan, pay to the Lender a drawdown fee equal to three per cent of the principal amount of that Overrun Facility Loan. Unless otherwise agreed drawdown fees will be deducted from the Loans in respect of which they are payable.

11.3	Commitment Fee

From 1 July 2015 until the earliest of (i) the expiry of the Availability Period in respect of the Overrun Facility, (ii) the date on which the Available Commitment of the Overrun Facility is cancelled in full in accordance with Clause 7.5 (Voluntary Cancellation) and (iii) the Second Completion Date, the Borrower shall pay to the Lender a fee of USD 100,000 per Month (or any part thereof), which fee shall be payable in advance on the first day of each calendar month.

12.	TAX GROSS UP AND INDEMNITIES

12.1	Definitions

In this Agreement:

“Tax Credit” means a credit against, relief or remission for, or repayment of, any Tax.

“Tax Deduction” means a deduction or withholding for or on account of Tax from a payment under a Finance Document other than a FATCA Deduction.

“Tax Payment” means either the increase in a payment made by an Obligor to the Lender under Clause 12.2 (Tax Gross-Up) or a payment under Clause 12.3 (Tax Indemnity).

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Unless a contrary indication appears, in this Clause 12 a reference to “determines” or “determined” means a determination made in the absolute discretion of the person making the determination.

12.2	Tax Gross-Up

(a)	Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction, unless a Tax Deduction is required by law.

(b)	The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to it.

(c)	If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)	If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)	Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

12.3	Tax Indemnity

(a)	The Borrower shall (within three Business Days of demand by the Lender) pay to the Lender an amount equal to the loss, liability or cost which the Lender determines will be or has been (directly or indirectly) suffered for or on account of Tax by it in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply to the extent a loss, liability or cost:

(i)	is compensated for by an increased payment under Clause 12.2 (Tax Gross-Up);

(ii)	is Tax assessed on the Lender under the law of the jurisdiction in which the Lender is resident for tax purposes if that Tax is imposed on, or calculated by reference to, the net income

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received or receivable (but not any sum deemed to be received or receivable) by the Lender; or

(iii)	relates to a FATCA Deduction required to be made by a Party.

12.4	Tax Credit

If an Obligor makes a Tax Payment and the Lender determines that:

(a)	a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment; and

(b)	it has obtained, utilised and retained that Tax Credit,

the Lender shall pay an amount to the Obligor which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

12.5	Stamp Taxes

The Borrower shall pay, on or before the due date for payment as provided in applicable law or regulation of any Relevant Jurisdiction, any stamp tax due on any Finance Document or any transaction contemplated in any Finance Document. The Borrower shall pay and, within three Business Days of demand, indemnify the Lender against any cost, loss or liability it incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.6	VAT

(a)	The Lender shall not bear any VAT on any transaction contemplated under the Finance Documents. All amounts or quantities set out or expressed in a Finance Document to be payable or deliverable by any Party to the Lender which (in whole or in part) constitute the consideration for a supply or supplies for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply or supplies, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by the Lender to any Party under a Finance Document, that Party shall pay to the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT (and the Lender shall promptly provide an appropriate VAT invoice to such Party). If VAT is or becomes chargeable on any supply made by a Party under a Finance Document to the Lender, that Party shall pay to: (a) the Lender (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of such VAT; or (b) the appropriate Governmental Body an amount equal to the amount of such VAT (in addition to and at the same time as paying any

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consideration for such supply). The Lender or the Party (as appropriate) Lender shall promptly provide an appropriate VAT invoice to such Party.

(b)	Where a Finance Document requires any Party to reimburse or indemnify the Lender for any cost or expense, that Party shall reimburse or indemnify (as the case may be) the Lender for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that the Lender reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(c)	Any reference in this Clause 12.6 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994).

12.7	FATCA Information

(a)	Subject to Clause 12.7(c) below, each Party shall, within 10 Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:

(A)	a FATCA Exempt Party; or

(B)	not a FATCA Exempt Party;

(ii)	supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party’s compliance with FATCA; and

(iii)	supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party’s compliance with any other law, regulation or exchange of information regime.

(b)	If a Party confirms to another Party pursuant to Clause 12.7(a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Clause 12.7(a) shall not oblige the Lender to do anything, and Clause 12.7(a)(iii) shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i)	any law or regulation;

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(ii)	any policy of the Lender adopted pursuant to any law or regulation;

(iii)	any fiduciary duty; or

(iv)	any duty of confidentiality.

(d)	If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with Clause 12.7(a)(i) or (a)(ii) above (including, for the avoidance of doubt, where Clause 12.7(c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.

12.8	FATCA Deduction

(a)	Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)	Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the Party to whom it is making the payment and, in addition, shall notify the Borrower and the Lender.

13.	OTHER INDEMNITIES

13.1	Currency Indemnity

(a)	If any sum due from an Obligor under the Finance Documents (a “Sum”), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the “First Currency”) in which that Sum is payable into another currency (the “Second Currency”) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or

(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the

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First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

13.2	Other Indemnities

(a)	The Borrower shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by it as a result of:

(i)	the occurrence of any Event of Default;

(ii)	a failure by an Obligor to pay any amount due under a Finance Document on its due date;

(iii)	funding, or making arrangements to fund, a Loan requested in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone); or

(iv)	a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by the Borrower or the Parent.

13.3	Indemnity to the Lender

The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by the Lender (including the costs of engaging relevant professionals) and, where applicable, every Receiver and Delegate as a result of:

(a)	investigating any event which it reasonably believes is a Default;

(b)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;

(c)	the taking, holding, protection or enforcement of the Transaction Security;

(d)	the exercise of any of the rights, powers, discretions and remedies vested in the Lender and each Receiver and Delegate by the Finance Documents or by law; or

(e)	any default by any Obligor in the performance of any of the obligations expressed to be assumed by it in the Finance Documents.

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14.	MITIGATION BY THE LENDER

14.1	Mitigation

(a)	The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality) or Clause 12 (Tax gross-up and indemnities) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

14.2	Limitation of Liability

(a)	The Borrower shall promptly indemnify the Lender for all costs and expenses reasonably incurred by it as a result of steps taken by it under Clause 14.1 (Mitigation).

(b)	The Lender is not obliged to take any steps under Clause 14.1 (Mitigation) if, in its opinion (acting reasonably), to do so might be prejudicial to it.

15.	COSTS AND EXPENSES

15.1	Transaction Expenses

The Borrower shall promptly on demand pay the Lender the amount of all costs and expenses (including professional fees) reasonably incurred by it and by any Receiver or Delegate in connection with:

(a)	any technical assessment of the Project carried out either:

(i)	in connection with the satisfaction of a condition precedent listed in Schedule 1; or

(ii)	whilst a Default is continuing.

(b)	its legal, financial and other due diligence costs in relation to the Project Documents and the Finance Documents; and

(c)	the negotiation, preparation, printing, execution, and perfection of:

(i)	this Agreement, the Finance Documents and any other documents referred to in this Agreement and the Transaction Security; and

(ii)	any other Finance Documents executed after the date of this Agreement.

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15.2	Amendment Costs

If an Obligor requests an amendment, waiver or consent, the Borrower shall, within three Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender and by any Receiver or Delegate in responding to, evaluating, negotiating or complying with that request or requirement.

15.3	Enforcement and Preservation Costs

The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and the Transaction Security and any proceedings instituted by or against the Lender as a consequence of taking or holding the Transaction Security or enforcing these rights.

16.	ACCOUNTS

16.1	Operation of Accounts

(a)	Each Obligor shall, from the date on which the respective Accounts are opened in accordance with Clause 4.1 and Schedule 1 (Conditions Precedent), maintain the Accounts as follows:

(i)	the Borrower must maintain the Ghana Project Accounts and the Ghana Opex Accounts;

(ii)	the Parent must maintain the Canada Equity Accounts and the Canada Project Account ; and

(iii)	HoldCo must maintain the Holdco Equity Account and the HoldCo Opex Accounts.

(b)	The Borrower must operate the Ghana Project Accounts, the Ghana OPEX Accounts and the Ghana Reclamation Bond Account in accordance with the Finance Documents. The Parent must operate the Canada Equity Accounts, the Canada Project Account and the Canada Opex and Investment Accounts in accordance with the Finance Documents. HoldCo must operate the Holdco Equity Account and the HoldCo OPEX Accounts in accordance with the Finance Documents.

(c)	Prior to Project Completion, no member of the Adansi Group may, without the prior consent of the Lender, maintain any bank account other than the Accounts and the Ghana Reclamation Bond Account.

(d)	The Borrower must ensure that none of the Ghana Project Accounts or the Ghana OPEX Accounts goes into overdraft. The Parent must ensure that none of the Canada Equity Accounts or the Canada Project Account

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goes into overdraft. HoldCo must ensure that none of the Holdco Equity Account or the HoldCo OPEX Accounts goes into overdraft.

16.2	Equity Accounts

(a)	The Parent must pay the Initial Equity Contribution (less any amounts that have been used to meet Project Costs) into the Canada Equity Accounts on or before the date on which it issues the first Utilisation Request for a Project Facility Loan which is not being requested to comply with Clause 4.3 (Minimum Drawdown Targets).

(b)	The Parent shall only withdraw funds from the Canada Equity Accounts to:

(i)	make any transfers to another Canada Equity Account;

(ii)	meet any Project Costs by way of advances of a Permitted Loan to the Borrower whether applied directly in payment of Project Costs or paid into the Ghana Project Accounts for application in payment of Project Costs; or

(iii)	make a transfer to the Canada Project Account.

(c)	HoldCo shall only withdraw funds from the Holdco Equity Account to:

(i)	make Permitted Distributions; or

(ii)	meet any Project Costs by way of making advances of equity or a Permitted Loan to the Borrower whether applied directly in payment of Project Costs or paid into the Ghana Project Accounts for application in payment of Project Costs.

(d)	At any time whilst a Default is continuing, the Lender may notify the Parent and/or HoldCo in writing that a Default is continuing and instruct the Parent and/or HoldCo that:

(i)	the Parent and/or HoldCo are required to promptly provide the Lender with the most recent and any additional future bank statements, together with daily records of transactions, for each of the Equity Accounts; and/or

(ii)	neither the Parent nor HoldCo shall effect a withdrawal from certain or all of the Equity Accounts, unless they have obtained the prior written consent of the Lender. Upon receipt of such notice, neither the Parent nor HoldCo shall effect a withdrawal from such Equity Account(s) unless they have obtained the prior written consent of the Lender provided that the Lender shall provide such written consent promptly once the Parent or HoldCo has, in writing, specified the purpose of the withdrawal

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together with evidence (free of obvious errors) of such purpose in the form of a certificate from the Parent or HoldCo which comprises:

(A)	a description of the costs and expenses which the Parent, HoldCo or the Borrower will pay from such withdrawal in sufficient detail to enable the Lender to compare them with the Project Plan;

(B)	confirmation that those costs and expenses are Project Costs included in the Project Plan which:

(1)	are due and payable; and

(2)	have not been the subject of a previous certificate under this Clause 16.2(d)(ii) if the Lender has previously approved such withdrawal under this Clause 16.2(d)(ii); and

(C)	confirmation that the Project is progressing in accordance with the Project Plan.

In the event that the Parent and/or HoldCo do not comply with the requirements of a notice from the Lender contemplated in this Clause 16.2(d), an Event of Default under Clause 23.2 (Major Covenants and Other Obligations) shall have occurred.

(e)	At any time whilst an Event of Default is continuing, the Lender may, and is irrevocably authorised by the Parent and HoldCo to:

(i)	operate each Equity Account;

(ii)	notify the Parent that its rights to operate the Canada Equity Accounts are suspended, such notice to take effect in accordance with its terms;

(iii)	notify HoldCo that its rights to operate the Holdco Equity Account are suspended, such notice to take effect in accordance with its terms; and

(iv)	withdraw from, and apply amounts standing to the credit of, each Equity Account in or towards the Project, the Facilities or any similar or related purpose without any counter signature from the Parent or HoldCo.

(f)	At any time whilst an Event of Default is continuing, the Lender may notify the relevant Account Bank that the conditions in Clause 16.2(e) apply to the relevant Account of the Parent or Holdco, as the case may be, in each case without prejudice to any other rights that the Lender

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may have, whether such rights are pursuant to Clause 23.19 (Acceleration) or otherwise.

(g)	In the event that the Lender has notified the Account Bank under Clause 16.2(f), at such time as the Event of Default is no longer continuing, the Lender shall notify the Account Bank that the conditions under such notification shall no longer apply.

16.3	Project Accounts

(a)	The Borrower shall cause to be deposited to either the Ghana Project Accounts or Canada Project Account all moneys received:

(i)	under or pursuant to the Project Documents or the Transfer Documents;

(ii)	as proceeds from any insurance policy which the Borrower is required to procure and maintain in accordance with Clause 21.24 (Insurances);

(iii)	under or pursuant to any Treasury Transaction which relates to the Project;

(iv)	by way of equity or Subordinated Debt contributed by the Parent or any other Obligor to the Borrower;

(v)	otherwise in respect of the Project.

(b)	Subject to any restriction in the Subordination Agreement and then only if no Default is continuing, the Borrower may withdraw any amount from the Ghana Project Accounts and the Parent may withdraw any amount from the Canada Project Account:

(i)	in the case of the Borrower to meet any Project Cost, or to make a prepayment in accordance with Clause 7.3(c) (Project Disposal); and

(ii)	in the case of the Parent to meet any Project Costs by way of advances of a Permitted Loan to the Borrower whether applied directly in payment of Project Costs or paid into the Ghana Project Accounts for application in payment of Project Costs.

(c)	The Borrower may transfer any amount from the Ghana Project Accounts to the Holdco Equity Account to make a Permitted Distribution or a loan falling within paragraph (d) of the definition of Permitted Loan.

(d)	The Borrower may transfer any amount from one Ghana Project Account to another Ghana Project Account.

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(e)	At any time whilst a Default is continuing, the Lender may notify the Parent and/or the Borrower in writing that a Default is continuing and instruct the Parent and/or the Borrower that:

(i)	the Parent and/or the Borrower are required to promptly provide the Lender with the most recent and any additional future bank statements, together with daily records of transactions, for each of the Project Accounts; and/or

(ii)	neither the Parent nor the Borrower shall effect a withdrawal from certain or all of the Project Accounts, unless they have obtained the prior written consent of the Lender. Upon receipt of such notice, neither the Parent nor the Borrower shall effect a withdrawal from such Project Account(s) unless they have obtained the prior written consent of the Lender, provided that the Lender shall provide such written consent promptly once the Borrower or the Parent has, in writing, specified the purpose of the withdrawal together with evidence (free of obvious errors) of such purpose in the form of a certificate from the Borrower or Parent which states, in the case of any withdrawal to make a Permitted Distribution or a Permitted Loan in accordance with Clause 16.3(c) above, confirmation that such withdrawal is required in order to comply with the provisions of Clause 16.3(i), or, in the case of any withdrawal to meet a Project Cost, which comprises:

(A)	a description of the costs and expenses which the Borrower or Parent will pay from such withdrawal in sufficient detail to enable the Lender to compare them with the Project Plan;

(B)	confirmation that those costs and expenses are Project Costs included in the Project Plan which:

(1)	are due and payable; and

(2)	have not been the subject of a previous certificate under this Clause 16.3(e)(ii) if the Lender has previously approved such withdrawal under this Clause 16.3(e)(ii); and

(C)	confirmation that the Project is progressing in accordance with the Project Plan.

In the event that the Borrower and/or the Parent do not comply with the requirements of a notice from the Lender contemplated in this Clause 16.2(d), an Event of Default under Clause 23.2 (Major Covenants and Other Obligations) shall have occurred

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(f)	At any time whilst an Event of Default is continuing, the Lender may, and is irrevocably authorised by the Parent and the Borrower to:

(i)	operate each of the Ghana Project Accounts and Canada Project Account;

(ii)	notify the Borrower and Parent that their rights to operate the Ghana Project Accounts and/or Canada Project Account are suspended, such notice to take effect in accordance with its terms; and

(iii)	withdraw from, and apply amounts standing to the credit of, a Project Account in or towards the Project, the Facilities or any similar or related purpose without any counter signature from the Parent or the Borrower.

(g)	At any time whilst an Event of Default is continuing, the Lender may notify the relevant Account Bank that the conditions in Clause 16.3(f) apply to the relevant Account of the Borrower, as the case may be, in each case without prejudice to any other rights that the Lender may have, whether such rights are pursuant to Clause 23.19 (Acceleration) or otherwise.

(h)	In the event that the Lender has notified the Account Bank under Clause 16.3(g), at such time as the Event of Default is no longer continuing, the Lender shall notify the Account Bank that the conditions under such notification shall no longer apply.

(i)	The Borrower shall procure that the balance standing to the credit of the Ghana Project Accounts at no time exceeds USD 30,000,000 (or its equivalent) for a period longer than 15 Business Days in any period of 90 days.

16.4	Ancillary Opex Accounts

(a)	No payments may be made from any Equity Account or Project Account into an Ancillary Opex Account.

(b)	At any time whilst a Default is continuing, the Lender may notify HoldCo and/or the Borrower in writing that a Default is continuing, and instruct HoldCo and/or the Borrower that:

(i)	HoldCo and/or the Borrower are required to promptly provide the Lender with the most recent and any additional future bank statements, together with daily records of transactions, for each of the Ancillary Opex Accounts; and/or

(ii)	neither HoldCo nor the Borrower shall effect a withdrawal from certain or all of the Ancillary Opex Accounts, unless they have

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obtained the prior written consent of the Lender. Upon receipt of such notice, neither HoldCo nor the Borrower shall effect a withdrawal from such Ancillary Account(s) unless they have obtained the prior written consent of the Lender, provided that the Lender shall provide such written consent promptly once HoldCo or the Borrower has, in writing, specified the purpose of the withdrawal together with evidence (free of obvious errors) of such purpose in the form of a certificate from HoldCo or the Borrower which comprises:

(A)	a description of the costs and expenses which HoldCo or the Borrower will pay from such withdrawal in sufficient detail to enable the Lender to compare them with the Project Plan;

(B)	confirmation that those costs and expenses are included in the Project Plan which:

(1)	are due and payable; and

(2)	have not been subject of a previous certificate under this Clause 16.4(b)(ii) if the Lender has previously approved such withdrawal under this Clause 16.4(b)(ii); and

(C)	confirmation that the Project is progressing in accordance with the Project Plan.

In the event that the Borrower and/or HoldCo do not comply with the requirements of a notice from the Lender contemplated in this Clause 16.2(d), an Event of Default under Clause 23.2 (Major Covenants and Other Obligations) shall have occurred.

(c)	At any time whilst an Event of Default is continuing, the Lender may, and is irrevocably authorised by HoldCo and the Borrower to:

(i)	operate each of the Ancillary Opex Accounts;

(ii)	notify HoldCo and the Borrower that their rights to operate the Ancillary Opex Accounts are suspended, such notice to take effect in accordance with its terms; and

(iii)	withdraw from, and apply amounts standing to the credit of, an Ancillary Opex Account in or towards the Project, the Facilities or any similar or related purpose without any counter signature from HoldCo or the Borrower.

(d)	At any time whilst an Event of Default is continuing, the Lender may notify the relevant Account Bank that the conditions in Clause 16.4(c) apply to the relevant Account of the Parent or Holdco, as the case may be, in each case without prejudice to any other rights that the Lender

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may have, whether such rights are pursuant to Clause 23.19 (Acceleration) or otherwise.

(e)	In the event that the Lender has notified the Account Bank under Clause 16.4(d), at such time as the Default or Event of Default is no longer continuing, the Lender shall notify the Account Bank that the conditions under such notification shall no longer apply.

16.5	Canada Opex and Investment Accounts and Ghana Reclamation Bond Account

No payments may be made into any Canada Opex and Investment Account or the Ghana Reclamation Bond Account from an Equity Account or a Project Account other than, in case of the Canada Opex and Investment Accounts only, a Permitted Distribution to the Parent falling within paragraph (c) of the definition of Permitted Distribution.

17.	GUARANTEE AND INDEMNITY

17.1	Guarantee and Indemnity

Subject to Clause 17.10 (Accession and Retirement of Certain Guarantors), each Guarantor irrevocably and unconditionally jointly and severally:

(a)	guarantees to the Lender punctual performance by each other Obligor of all that Obligor’s obligations under the Finance Documents other than the Offtake Agreement;

(b)	undertakes with the Lender that whenever another Obligor does not pay any amount when due under or in connection with any Finance Document other than the Offtake Agreement, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)	agrees with the Lender that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify the Lender immediately on demand against any cost, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document other than the Offtake Agreement on the date when it would have been due. The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this Clause 17 if the amount claimed had been recoverable on the basis of a guarantee.

17.2	Continuing Guarantee

This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents other than the

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Offtake Agreement, regardless of any intermediate payment or discharge in whole or in part.

17.3	Reinstatement

If any discharge, release or arrangement (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is made by the Lender in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of each Guarantor under this Clause 17 will continue or be reinstated as if the discharge, release or arrangement had not occurred.

17.4	Waiver of Defences

The obligations of each Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause 17, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or the Lender) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor or other person;

(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(e)	any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or

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(g)	any insolvency or similar proceedings.

17.5	Guarantor Intent

Without prejudice to the generality of Clause 17.4 (Waiver of Defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents other than the Offtake Agreement and/or any facility or amount made available under any of the Finance Documents other than the Offtake Agreement for the purposes of or in connection with any of the following: business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.

17.6	Immediate Recourse

Each Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.7	Appropriations

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents other than the Offtake Agreement have been irrevocably paid in full, the Lender (or any trustee or agent on its behalf) may:

(a)	refrain from applying or enforcing any other moneys, security or rights held or received by the Lender (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor’s liability under this Clause 17.

17.8	Deferral of Guarantors’ Rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents other than the Offtake Agreement have been irrevocably paid in full and unless the Lender otherwise directs, no

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Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 17:

(a)	to be indemnified by an Obligor;

(b)	to claim any contribution from any other guarantor of any Obligor’s obligations under the Finance Documents;

(c)	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Lender;

(d)	to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under Clause 17.1 (Guarantee and Indemnity);

(e)	to exercise any right of set-off against any Obligor; and/or

(f)	to claim or prove as a creditor of any Obligor in competition with the Lender.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Lender by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Lender and shall promptly pay or transfer the same to the Lender or as the Lender may direct for application in accordance with Clause 26 (Payment mechanics).

17.9	Additional Security

This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Lender.

17.10	Accession and Retirement of Certain Guarantors

(a)	With effect from the First Completion Date Keegan shall become a Guarantor and Obligor under this Agreement and shall be subject to all of the obligations and liabilities of a Guarantor under this Clause 17 and of an Obligor under this Agreement from such time.

(b)	On the date of Project Completion, the Parent shall retire as a Guarantor on and subject to the remaining provisions of this Clause.

(c)	The retirement of the Parent as a Guarantor shall be subject to the following conditions:

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(i)	evidence satisfactory to the Lender acting reasonably that no Default is continuing or would result from the retirement of the Parent as a Guarantor;

(ii)	no payment is due from the Parent under Clause 17.1 (Guarantee and Indemnity); and

(iii)	the Lender has issued a Project Completion Certificate in accordance with Clause 17.11 (Issue of Project Completion Certificate).

(d)	Upon the Lender’s written confirmation that the conditions set out in Clause 17.10(c) above have been satisfied, the Lender automatically releases the Parent from all obligations and liabilities under this Clause 17 (Guarantee and Indemnity) and the Parent shall cease to be a Guarantor from such date. The Lender shall notify the Parent promptly upon being so satisfied.

(e)	The retirement of the Parent as a Guarantor in accordance with this Clause is without prejudice to any liability that the Parent may have under the Finance Documents as a Security Provider or Obligor.

17.11	Issue of Project Completion Certificate

(a)	Where the Borrower wishes to obtain a Project Completion Certificate it shall submit a request to the Lender in writing to that effect within 12 Business Days of any Interest Payment Date. By submitting such a request the Borrower is deemed to have certified that the Project Completion Criteria have been satisfied and that immediately before the retirement by the Parent as a Guarantor by operation of Clause 17.10 (Retirement of Certain Guarantors After Project Completion):

(i)	no Default is continuing or would result from the issue of the proposed Project Completion Certificate;

(ii)	all the Repeating Representations made by each Obligor are true in all material respects; and

(iii)	that the Project is operating in accordance with the Project Plan.

(b)	The Borrower shall submit all evidence necessary to demonstrate satisfaction of the Project Completion Criteria including a revised Project Financial Model for the life of mine. The Lender shall determine acting reasonably and taking into account the advice of its Technical Expert and the evidence supplied by the Borrower whether the Project Completion Criteria have been met and, if so, will issue the Project Completion Certificate as soon as reasonably practicable.

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(c)	If, following a request pursuant to Clause 17.11(a) above, the Lender determines that the Project Completion Criteria have not been satisfied and the Borrower disagrees with such determination, the Borrower shall have the right to refer the dispute to an independent expert. Any expert to which a determination is expressly referred to under this Agreement shall be a Reference Expert having appropriate expertise with respect to, but no interest in the outcome of, the matter referred to him. The expert shall be selected by the Lender and appointed jointly by the Borrower and the Lender. The costs of any reference shall be for the account of the Borrower. The expert’s determination in respect of the matter in dispute shall, in the absence of manifest error, be final and binding in all respects on the parties and shall not be subject to question on any ground whatsoever.

18.	REPRESENTATIONS

18.1	General

Each Obligor makes the representations and warranties set out in this Clause 18 to the Lender.

18.2	Status

(a)	It is a limited liability corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b)	It has the power to own its assets and carry on its business as it is being conducted.

18.3	Binding Obligations

Subject to the Legal Reservations:

(a)	each Transaction Document to which it is a party is in proper legal form under applicable law for enforcement against it under such applicable law;

(b)	the obligations expressed to be assumed by it in each Transaction Document to which it is a party are legal, valid, binding and enforceable obligations; and

(c)	(without limiting the generality of paragraph (a) above), each Security Document to which it is a party creates the security interests which that Security Document purports to create and those security interests are valid and effective.

18.4	Non-Conflict with Other Obligations

The entry into and performance by it of, and the transactions contemplated by, the Transaction Documents and the granting of the Transaction Security by it

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do not and will not conflict in any material respect with:

(a)	any law or regulation applicable to it;

(b)	its constitutional documents; or

(c)	any agreement or instrument binding upon it or any of its assets or constitute a material default or termination event (however described) under any such agreement or instrument.

18.5	Power and Authority

(a)	It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

(b)	No limit on its powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Transaction Documents to which it is a party.

18.6	Validity and Admissibility in Evidence

(a)	All Authorisations required:

(i)	to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party; and

(ii)	to make the Transaction Documents to which it is a party admissible in evidence in its Relevant Jurisdictions,

have been obtained or effected and are in full force and effect.

(b)	All material Authorisations necessary for the conduct of its business, trade and ordinary activities as at the date this representation is given or deemed to be repeated have been obtained or effected and are in full force and effect.

(c)	It has not received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any Authorisation referred to in paragraphs (a) or (b) above, which in each case might reasonably be expected to have a Material Adverse Effect.

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18.7	Governing Law and Enforcement

Subject to the Legal Reservations:

(a)	The choice of governing law of the Finance Documents to which it is a party will be recognised and enforced in its Relevant Jurisdictions.

(b)	Any judgment obtained in relation to a Finance Document in the jurisdiction of the governing law of that Finance Document will be recognised and enforced in its Relevant Jurisdictions.

18.8	Insolvency

No:

(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of Clause 23.7 (Insolvency Proceedings); or

(b)	creditors’ process described in Clause 23.8 (Creditors’ Process),

has been taken or, to its knowledge, threatened in relation to it; and none of the circumstances described in Clause 23.6 (Insolvency) applies to it.

18.9	No Filing or Stamp Taxes

Under the laws of its Relevant Jurisdiction it is not necessary that the Finance Documents to which it is a party be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except:

(a)	stamping of the Finance Documents in Ghana in accordance with Ghanaian law;

(b)	registration of the Finance Documents at the Collateral Registry in Ghana in accordance with Ghanaian law;

(c)	registration of the Finance Documents at the Companies Registry in Ghana in accordance with Ghanaian law;

(d)	registration of the Finance Documents at the Deeds Registry in Ghana in accordance with Ghanaian law;

(e)	filing of the mortgages over the Mining Leases with the Minerals Commission;

(f)	filing and registration of the Security Documents to be entered into by Holdco and the Parent in Canada in accordance with applicable Canadian law;

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(g)	adjudication and stamping of the Finance Documents to be entered into by Keegan HoldCo 1 and Keegan HoldCo 2 at the Corporate Affairs and Intellectual Property Office in Barbados; and

(h)	registration of the Security Documents to be entered into by Keegan HoldCo 1 and Keegan HoldCo 2 at the Corporate Affairs and Intellectual Property Office in Barbados,

which registrations, filings, taxes and fees will be made and paid promptly after the date of the relevant Finance Document.

18.10	Deduction of Tax

Save for the payment of withholding tax in Ghana at the rate of 8% in respect of interest payments under this Agreement, it is not required to make any deduction for or on account of Tax from any payment it may make under any Finance Document to the Lender.

18.11	No Default

(a)	No Event of Default and, on the date of this Agreement, no Default is continuing or is reasonably likely to result from the making of any Loan or the entry into, the performance of, or any transaction contemplated by, any Transaction Document.

(b)	No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or to which its assets are subject which has or is reasonably likely to have a Material Adverse Effect.

18.12	No Misleading Information

(a)	Any factual information contained in the Information Package was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given and no material fact in respect of the Project which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in a material respect in the circumstances in which it was made was omitted.

(b)	Any financial projection or forecast contained in the Information Package has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration;

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(c)	The expressions of opinion or intention provided by or on behalf of an Obligor for the purposes of the Information Package were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds;

(d)	No event or circumstance has occurred or arisen and no information has been omitted from the Information Package and no information has been given or withheld that results in the information, opinions, intentions, forecasts or projections contained in the Information Package being untrue or misleading in any material respect;

(e)	All material information provided to the Lender by or on behalf of the Guarantors, the Parent or the Borrower in connection with the Project on or before the date of this Agreement and not superseded before that date (whether or not contained in the Information Package) is accurate and not misleading in any material respect and all projections provided to the Lender on or before the date of this Agreement have been prepared in good faith on the basis of assumptions which were reasonable at the time at which they were prepared and supplied; and

(f)	All other written information provided by any member of the Asanko Group (including its advisers) to the Lender (or its advisers) or the provider of any Report was true, complete and accurate in all material respects as at the date it was provided and was not misleading in any material respect as at the date it was provided.

18.13	Original Financial Statements

(a)	Its Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.

(b)	Its audited Original Financial Statements give a true and fair view of its financial condition and results of operations during the relevant financial year.

(c)	There has been no Material Adverse Effect since the date of the Original Financial Statements.

(d)	Its most recent financial statements delivered pursuant to Clause 19.1 (Financial Statements):

(i)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and

(ii)	give a true and fair view of (if audited) or fairly present (if unaudited) its financial condition (consolidated if applicable) as at the end of, and results of operations (consolidated if applicable) for, the period to which they relate.

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(e)	The budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.

(f)	Since the date of the most recent financial statements delivered pursuant to Clause 19.1 (Financial Statements) there has been no material adverse change in the business, assets or financial condition of the Group.

(g)	As at the date of the CP Satisfaction Notice and on the first Utilisation Date thereafter, nothing has occurred since the date of any information referred to above which, if disclosed, would make that information untrue or misleading in any material respect.

18.14	No Proceedings Pending or Threatened

Save as fully and fairly disclosed to the Lender in the Legal Due Diligence Report, no litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to have a Material Adverse Effect have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it.

18.15	No Breach of Laws

(a)	It has not breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.

(b)	No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against it which have or are reasonably likely to have a Material Adverse Effect.

18.16	Environmental Laws

(a)	It is in compliance with Clause 21.3 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)	No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against it where that claim has or is reasonably likely, if determined against it, to have a Material Adverse Effect.

(c)	The cost to the Obligors of compliance with Environmental Laws (including, without limitation, the Environmental Permit and

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Authorisations under Environmental Laws) is (to the best of its knowledge and belief, having made due and careful enquiry) adequately provided for in the Benchmark Project Financial Model and the cost of compliance with the recommendations contained in the Technical Due Diligence Report is adequately provided for in the Benchmark Project Financial Model.

18.17	Taxation

(a)	It is not materially overdue in the filing of any Tax returns and it is not overdue in the payment of any amount in respect of Tax exceeding USD 1,000,000 in aggregate.

(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against with respect to Taxes which might give rise to liabilities or claims exceeding USD 1,000,000 in aggregate.

(c)	It is resident for Tax purposes only in the jurisdiction of its incorporation.

18.18	Security and Financial Indebtedness

(a)	No Security or Quasi-Security exists over all or any of its present or future assets other than Permitted Security or as otherwise permitted by this Agreement.

(b)	It does not have any Financial Indebtedness outstanding other than Permitted Financial Indebtedness or as otherwise permitted by this Agreement.

(c)	It shall not enter into any further debt obligations nor encumber any of its Charged Property apart from those which the Lender may expressly approve to be so incurred or encumbered, subject to disclosure to and approval (which shall not be unreasonably withheld) by the Lender in writing.

18.19	Ranking

Subject to the Legal Reservations, the Transaction Security granted by it has or will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security.

18.20	Good Title to Assets

It has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.

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18.21	Legal and Beneficial Ownership

(a)	It is the sole legal and beneficial owner of the assets over which it purports to grant Security.

(b)	None of the Charged Property (or any interest in, or right to earn an interest in, any Charged Property) is subject to any right of first refusal or purchase or acquisition right.

(c)	Save as permitted under Clause 21.13 (Royalty Agreements) there are no royalty obligations or any other rights applicable to the Charged Property owned by it.

18.22	Shares

(a)	The shares of any Obligor which are subject to the Transaction Security granted by it are fully paid and not subject to any option to purchase or similar rights. The constitutional documents of companies whose shares are subject to the Transaction Security granted by it do not and could not restrict or inhibit any transfer of those shares on creation or enforcement of the Transaction Security. Except as provided in the Warrant Documents, there are no agreements in force which provide for the issue or allotment of, or grant any person the right to call for the issue or allotment of, any of its share or loan capital (including any option or right of pre-emption or conversion).

(b)	A Change of Control of HoldCo does not require any Authorisation from a Ghanaian Governmental Body except in accordance with section 52(1) of the Ghana Minerals and Mining Act 2006.

18.23	Group Structure Chart

(a)	The Group Structure Chart delivered to the Lender pursuant to Schedule 1 (Conditions Precedent) is true, complete and accurate in all material respects and shows the following information:

(i)	each member of the Group, including current name and company registration number, its jurisdiction of incorporation and/or establishment, a list of shareholders (other than in respect of the Parent) and indicating whether a company is a dormant subsidiary or is not a company with limited liability; and

(ii)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.

(b)	All intra-Group loans, transfers, share exchanges and other steps resulting in the final Group structure are set out in the Group Structure Chart and have been or will be taken in compliance with all relevant

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laws and regulations and all requirements of relevant regulatory authorities.

18.24	Accounting Reference Date

Its Accounting Reference Date is 31 December.

18.25	Project Information

(a)	Each copy of a Material Project Document which has been or is to be delivered to the Lender under this Agreement is true, complete and up-to-date.

(b)	The Definitive Feasibility Study has been prepared in accordance with National Instrument 43-101 and other applicable standards and the financial projections contained in the Definitive Feasibility Study have been prepared on the basis of recent historical information, are fair and based on reasonable assumptions and have been approved by the board of directors of the Parent.

(c)	Any factual information supplied to the Lender or the Technical Expert for the purposes of the Finance Documents was true and accurate in all material respects as at the date of the relevant report or document containing the information or (as the case may be) as at the date the information is expressed to be given and no material fact in respect of the Project which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in a material respect in the circumstances in which it was made was omitted.

(d)	Any financial projection or forecast supplied to the Lender or the Technical Expert for the purposes of the Finance Documents has been prepared on the basis of recent historical information and on the basis of reasonable assumptions and was fair (as at the date of the relevant report or document containing the projection or forecast) and arrived at after careful consideration.

(e)	The expressions of opinion or intention provided by or on behalf of an Obligor to the Lender or the Technical Expert for the purposes of the Finance Documents were made after careful consideration and (as at the date of the relevant report or document containing the expression of opinion or intention) were fair and based on reasonable grounds.

18.26	No Immunity

(a)	It is subject to civil and commercial law with respect to its obligations under each of the Transaction Documents to which it is a party.

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(b)	The entry into and performance of the Transaction Documents to which it is a party constitutes private and commercial acts (rather than governmental or public acts).

(c)	It is not and none of its assets will be entitled to claim any right of immunity from set-off, suit, court jurisdiction, execution, attachment or other legal process in respect of its obligations under the Transaction Documents to which it is a party.

18.27	Infrastructure

All services, facilities and other materials necessary for all phases of implementation of the Project in accordance with the Project Plan, all infrastructure and mining equipment are or, to the best of its knowledge after due enquiry, will be available to the Borrower and, from the First Completion Date, Keegan as the case may be, when necessary for the relevant phases of implementation of the Project in accordance with the Project Plan and, to the extent necessary, arrangements have been made on arm’s length terms for such services, facilities and other materials and all infrastructure and mining equipment, and it has no reason to believe that such arrangements will not be made at the time so required.

18.28	Times When Representations Made

(a)	All the representations and warranties in this Clause 18 are made by each Obligor on the date of this Agreement, the date of the first Utilisation Request and the First Utilisation Date.

(b)	The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request (other than the date of the first Utilisation Request), on each Utilisation Date (other than the First Utilisation Date) and on each Interest Payment Date until the date on which the Guarantors retire in accordance with Clause 17.10(d) (Accession and Retirement of Certain Guarantors).

(c)	The Repeating Representations are deemed to be made by the Borrower on each Interest Payment Date on or after the date on which the Guarantors retire in accordance with Clause 17.10(d) (Accession and Retirement of Certain Guarantors).

(d)	Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

19.	INFORMATION UNDERTAKINGS

The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance

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Documents (excluding the Offtake Agreement) or any Commitment is in force.

19.1	Financial Statements

The Borrower shall supply to the Lender as soon as they are available, but in any event within 90 days after the end of each of its financial years, its audited consolidated financial statements for that financial year together with the Life of Mine Ore Reserves, the Ore Reserves Reconciliation Report and the Operating Budget.

19.2	Requirements as to Financial Statements

(a)	The Borrower shall procure that each set of annual financial statements and half yearly financial statements includes a balance sheet, profit and loss account and cashflow statement. In addition the Borrower shall procure that:

(i)	each set of annual financial statements shall be audited by the Auditors; and

(ii)	each set of half yearly financial statements includes a cashflow forecast in respect of the Group relating to the six month period commencing at the end of the relevant financial half year.

(b)	Each set of financial statements delivered pursuant to Clause 19.1 (Financial Statements):

(i)	shall be certified by a director of the relevant company as giving a true and fair view of (in the case of annual financial statements), or fairly representing (in other cases), its financial condition and operations as at the date as at which those financial statements were drawn up and, in the case of the annual financial statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those annual financial statements; and

(ii)	shall be prepared in accordance with the Accounting Principles.

19.3	Year-End

The Borrower shall not change its Accounting Reference Date without the prior written consent of the Lender which consent shall not be unreasonably withheld or delayed.

19.4	Project Information

(a)	Until the date on which the Obligors have discharged fully and finally all their obligations under the Finance Documents (other than the Offtake Agreement) the Borrower shall procure the delivery to the Lender of the

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Monthly Report within 15 Business Days of the end of each calendar month.

(b)	The Monthly Report shall be in such form and containing such information in relation to the Project as the Lender may specify (including without limitation,

(i)	the information contained in Clause 22.1 (Project Plan));

(ii)	until such time as Project Completion occurs, confirmation of the balance standing to the credit of each of the Canada Opex and Investment Accounts; and

(iii)	bank statements of the Canada Equity Accounts, Canada Project Account and each other bank account held by a member of the Adansi Group from time to time).

19.5	Information: Miscellaneous

The Borrower shall supply to the Lender:

(a)	at the same time as they are dispatched, copies of all documents dispatched by the Borrower to its shareholders generally (or any class of them) or dispatched by any Obligors (other than the Parent at all times after Project Completion) to its creditors generally (or any class of them);

(b)	promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group in respect of the Project, the Mining Properties or the operation of the Project, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding USD 500,000 (or its equivalent in other currencies);

(c)	promptly upon becoming aware of the relevant claim, the details of any claim which is current, threatened or pending against any other person in respect of the Project Documents which, if adversely determined, is reasonably likely to have a Material Adverse Effect or which would involve a liability, or a potential or alleged liability, exceeding USD 500,000 (or its equivalent in other currencies);

(d)	promptly on receipt of the same by an Obligor or a Group company, a copy of any notice of expropriation or any sanctions applied to any Obligor (other than the Parent at all times after Project Completion) by a Governmental Body;

(e)	promptly on receipt of the same by an Obligor or a Group company, a copy of any notification of any land claim, native title claim, sacred site claim or other challenge in respect of the relevant Obligors’ (other than

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the Parent at all times after Project Completion) title to the Mining Properties; and

(f)	promptly on request, such further information regarding the financial condition, assets and operations of the Obligors and the Asanko Group (including any requested amplification or explanation of any item in the financial statements, budgets or other material provided by any Obligor (other than the Parent at all times after Project Completion) under this Agreement, any changes to management of an Obligor or the Group and an up to date copy of its shareholders’ register (or equivalent in its jurisdiction of incorporation)) as the Lender may reasonably request.

19.6	Notification of Default

(a)	Each Obligor (other than the Parent at all times after Project Completion) shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)	Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

19.7	“Know Your Customer” Checks

If:

(a)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

(b)	any change in the status of an Obligor (other than the Parent at all times after Project Completion) or the composition of the shareholders of an Obligor (other than the Parent at all times after Project Completion) after the date of this Agreement; or

(c)	a proposed assignment or transfer by the Lender of any of its rights and/or obligations under this Agreement,

obliges the Lender (or, in the case of paragraph (c) above, any prospective new lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor (other than the Parent at all times after Project Completion) shall promptly upon the request of the Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Lender (for itself or, in the case of the event described in paragraph (c) above, on

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behalf of any prospective new Lender) in order for the Lender or, in the case of the event described in paragraph (c) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

20.	RESOURCE MODEL TESTING

20.1	Completion of Resource Model Testing

The Borrower shall, as soon as reasonably practicable:

(a)	complete the Project Resource Model; and

(b)	produce a revised Project Financial Model based on the Project Resource Model.

20.2	Assessment of Project Resource Model and revised Project Financial Model

(a)	If the Borrower wishes to satisfy the conditions precedent requiring delivery of the Project Resource Model and revised Project Financial Model then it shall serve written notice on the Lender requesting the Technical Expert to assess the form and content of the Project Resource Model and the revised Project Financial Model (irrespective as to whether the NI 43-101 report has been finalised at that date).

(b)	On receipt of a request from the Borrower under paragraph (a) above, the Lender shall, to the extent it has not already done so, appoint the Technical Expert, at the cost of the Borrower in accordance with Clause 15.1 (Transaction Expenses), and instruct them to undertake technical due diligence on the Project Resource Model and the revised Project Financial Model in order to ascertain whether they contain technical assumptions and results and input costs:

(i)	which are reasonable and consistent; and

(ii)	which can be relied on for the purposes of assessing whether the Resource Model Testing Criteria have been satisfied.

(c)	The Lender will further instruct the Technical Expert to issue a report to the Lender containing one of the following recommendations:

(i)	A recommendation (an “acceptance recommendation”) that the Project Resource Model and the revised Project Financial Model meet the necessary standards set out in paragraph (b) above without amendment.

(ii)	A recommendation (a “rejection recommendation”) that the Project Resource Model and the revised Project Financial Model

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do not meet the necessary standards set out in paragraph (b) above.

(d)	Where the Lender is not satisfied with the recommendation of the Technical Expert then it may appoint a substitute Technical Expert, at the cost of the Lender, to repeat the assessment set out in paragraphs (b) and (c) above.

(e)	The Lender agrees to act reasonably in assessing the recommendation it receives from the Technical Expert under this Clause.

20.3	Consequences of Technical Expert’s Recommendations

(a)	On acceptance by the Lender of an acceptance recommendation under Clause 20.2 (Assessment of Project Resource Model and revised Project Financial Model) it shall instruct the Technical Expert to undertake a formal assessment as to whether the Resource Model Testing Criteria have been met for the purposes of the relevant condition precedent and will inform the Lender and the Borrower of the results as soon as reasonably practicable.

(b)	On acceptance by the Lender of a rejection recommendation under Clause 20.2 (Assessment of Project Resource Model and revised Project Financial Model) it shall inform the Borrower in writing as soon as reasonably practicable. The Borrower may serve further notices under Clause 20.2(a) where permitted until the CP Longstop Date.

20.4	Right to refer any dispute to an Expert

If the Borrower acting in good faith disagrees with any recommendation made by the Technical Expert under Clause 20.2(c) or acceptance of any recommendation by the Lender under Clause 20.3 it shall have the right to refer the dispute to an expert. Any expert to which a determination is expressly referred to under this Agreement shall be a Reference Expert having appropriate expertise with respect to, but no interest in the outcome of, the matter referred to him. The expert shall be selected by the Lender and appointed jointly by the Borrower and the Lender. The costs of any reference shall be for the account of the Borrower. The expert’s determination in respect of the matter in dispute shall, in the absence of manifest error, be final and binding in all respects on the parties and shall not be subject to question on any ground whatsoever.

21.	GENERAL UNDERTAKINGS

The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents (excluding the Offtake Agreement) or any Commitment is in force.

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21.1	Authorisations

Each Obligor (other than the Parent at all times after Project Completion) shall promptly:

(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and

(b)	supply certified copies to the Lender of,

any Authorisation required under any law or regulation of a Relevant Jurisdiction to:

(i)	enable it to perform its obligations under the Finance Documents and the Material Project Documents;

(ii)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document or Material Project Document; and

(iii)	carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.

21.2	Compliance With Laws

Each Obligor (other than the Parent at all times after Project Completion) shall comply in all respects with all laws to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.

21.3	Environmental Compliance

(a)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall:

(i)	comply with all Environmental Law;

(ii)	obtain, maintain and ensure compliance with all requisite Authorisations under Environmental Law;

(iii)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law,

where failure to do so has or is reasonably likely to have a Material Adverse Effect.

21.4	Environmental Claims

The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall, promptly upon becoming aware of the same, inform the Lender in writing of:

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(a)	any Environmental Claim against it which is current, pending or threatened; and

(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against it,

where the claim, if determined against it, has or is reasonably likely to have a Material Adverse Effect.

21.5	Taxation

(a)	Each Obligor (other than the Parent at all times after Project Completion) shall pay and discharge all Taxes imposed upon it or its assets within the time period allowed by law without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;

(ii)	adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Lender under Clause 19.1 (Financial statements); and

(iii)	such payment can be lawfully withheld and failure to pay those Taxes does not have or is not reasonably likely to have a Material Adverse Effect.

(b)	No Obligor (other than the Parent at all times after Project Completion) may change its residence for Tax purposes.

21.6	Merger

No Obligor (other than the Parent at all times after Project Completion) shall enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction (other than a Permitted Transaction) without the prior written consent of the Lender which shall not be unreasonably withheld.

21.7	Change of Business

(a)	The Borrower shall procure that, except for a Permitted Transaction, no substantial change is made to the general nature of the business of the Obligors (other than the Parent at all times after Project Completion) from that carried on at the date of this Agreement.

(b)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall not undertake any business or activity which is not directly associated with the construction or operation of the Project.

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21.8	Acquisitions

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall:

(i)	acquire a company or any shares or securities or a business or undertaking (or, in each case, any interest in any of them); or

(ii)	establish a Subsidiary.

(b)	Paragraph (a) above does not apply to an acquisition of a company, of shares, securities or a business or undertaking (or, in each case, any interest in any of them) or the incorporation of a company which is:

(i)	a Permitted Acquisition; or

(ii)	a Permitted Transaction.

21.9	Joint Ventures

No Obligor (other than the Parent at all times after Project Completion, or prior to Project Completion in respect of any of its assets which are not subject to the Transaction Security or the Keegan Transaction Security) shall:

(a)	enter into, invest in or acquire (or agree to acquire) any shares, stocks, securities or other interest in any Joint Venture; or

(b)	transfer any assets or lend to or guarantee or give an indemnity for or give Security for the obligations of a Joint Venture or maintain the solvency of or provide working capital to any Joint Venture (or agree to do any of the foregoing) other than where doing so constitutes Permitted Security, a Permitted Guarantee or a Permitted Transaction.

21.10	Holding Companies

HoldCo shall not trade, carry on any business, own any assets or incur any liabilities except for:

(a)	the provision of administrative services to other members of the Group of a type customarily provided by a holding company to its Subsidiaries;

(b)	ownership of shares in its Subsidiaries, intra-Group debit balances, intra-Group credit balances and other credit balances in bank accounts and cash but only if those shares, credit balances and cash are subject to the Transaction Security;

(c)	any liabilities under the Transaction Documents to which it is a party and professional fees and administration costs in the ordinary course of business as a holding company.

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21.11	Preservation of Assets

The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary in the conduct of its business.

21.12	Pari Passu Ranking

Each Obligor (other than the Parent at all times after Project Completion) shall ensure that at all times any unsecured and unsubordinated claims of the Lender against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.

21.13	Royalty Agreements

The Borrower and, with effect from the First Completion Date, the Borrower and Keegan may not sell or otherwise grant any royalty or commit to selling or granting any royalty in relation or in connection with the Project or any part thereof without the prior written consent of the Lender other than:

(a)	the Ghanaian Government Royalty; and

(b)	the Goknet Royalty.

21.14	Other Agreements

The Borrower and, with effect from the First Completion Date, the Borrower and Keegan may not enter into any material agreement other than:

(a)	the Transaction Documents;

(b)	any Project Document; and

(c)	any other agreement expressly allowed under any other term of this Agreement.

21.15	Good Mining Practice

(a)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall ensure that the Project is constructed, developed, operated, equipped and maintained in all material respects in accordance with:

(i)	Good Industry Practice;

(ii)	the Project Documents;

(iii)	the Project Plan; and

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(iv)	the applicable Consents.

(b)	There has been no change in the construction, development or operation of the Project since the date of this Agreement which has or may have a Material Adverse Effect.

21.16	Negative Pledge

In this Clause 21.16, “Quasi-Security” means an arrangement or transaction described in paragraph (b) below.

(a)	Except as permitted under paragraph (c) below, no Obligor shall create or permit to subsist any Security over any of its assets.

(b)	Except as permitted under paragraph (c) below, no Obligor shall:

(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(iv)	enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

(c)	Paragraphs (a) and (b) above do not apply to:

(i)	any Security or (as the case may be) Quasi-Security, which is Permitted Security or a Permitted Transaction;

(ii)	the Parent at all times after Project Completion;

(iii)	the Parent in respect of any of its assets which are not subject to the Transaction Security or the Keegan Transaction Security.

21.17	Disposals and release of Transaction Security

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall enter into a single transaction or a series of transactions (whether related or not) and

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whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset.

(b)	Paragraph (a) above does not apply to any sale, lease, transfer or other disposal which is a Permitted Disposal or a Permitted Transaction.

(c)	The Lender shall, immediately following the Final Prepayment Date, take all action required to release all relevant Obligor assets from the Transaction Security (other than where such assets also form part of the Keegan Transaction Security) and the Obligors from all obligations and restrictions under the Finance Documents (other than under Finance Documents which are also Keegan Finance Documents).

21.18	Arm’s Length Basis

(a)	Except as permitted by paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall enter into any transaction (i) with an Affiliate of the Parent without the consent of the Lender (such consent not to be unreasonably withheld or delayed) or (ii) with any person except on arm’s length terms and for full market value.

(b)	The following transactions shall not be a breach of this Clause 21.18:

(i)	intra-Group loans permitted under Clause 21.19 (Loans or credit);

(ii)	fees, costs and expenses payable under the Transaction Documents in the amounts set out in the Transaction Documents delivered to the Lender under Clause 4.1 (Initial conditions precedent) or agreed by the Lender;

(iii)	any Permitted Transaction; and

(iv)	any Permitted Distribution.

21.19	Loans or Credit

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall be a creditor in respect of any Financial Indebtedness.

(b)	Paragraph (a) above does not apply to a Permitted Loan or a Permitted Transaction.

21.20	No Guarantees or Indemnities

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall incur or allow to remain outstanding any guarantee in respect of any obligation of any person.

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(b)	Paragraph (a) does not apply to a guarantee which is a Permitted Guarantee or a Permitted Transaction.

21.21	Dividends, Share Redemption and Repayment of Inter-Company Loans

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall, without the prior written consent of the Lender:

(i)	declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(ii)	repay or distribute any dividend or share premium reserve;

(iii)	pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the shareholders of the Parent or of any Holding Company of the Parent;

(iv)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so; or

(v)	make a repayment of all or any part of any Inter-Company Loan.

(b)	Paragraph (a) above does not apply to a Permitted Distribution or a Permitted Transaction.

21.22	Financial Indebtedness

(a)	Except as permitted under paragraph (b) below, no Obligor (other than the Parent at all times after Project Completion) shall incur or allow to remain outstanding any Financial Indebtedness.

(b)	Paragraph (a) above does not apply to Financial Indebtedness which is Permitted Financial Indebtedness or a Permitted Transaction.

21.23	Share Capital

No Obligor other than the Parent shall issue any shares except pursuant to:

(a)	a Permitted Share Issue; or

(b)	a Permitted Transaction.

21.24	Insurance

(a)	Each Obligor (other than the Parent at all times after Project Completion) shall maintain insurances on and in relation to its business

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and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters and name the Lender as first loss payee.

(c)	Where insurances and risks have been identified in the Insurance Report, the Borrower shall ensure the insurances maintained are at least in respect of the business and assets and against the risks and to the extent recommended in the Insurance Report.

21.25	Access

If a Default is continuing or the Lender reasonably suspects a Default is continuing or may occur, each Obligor (other than the Parent at all times after Project Completion) shall (not more than once in every Financial Year unless the Lender reasonably suspects a Default is continuing or may occur) permit the Lender and/or accountants or other professional advisers and contractors of the Lender free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor to (a) the premises, assets, books, accounts and records of each Obligor (other than the Parent at all times after Project Completion) and (b) meet and discuss matters with senior management.

21.26	Amendments

(a)	Subject to any contrary provision of the Finance Documents, no Obligor (other than the Parent at all times after Project Completion) shall without the prior written consent of the Lender amend, vary, novate, supplement, supersede, waive or terminate any term of a Transaction Document or any other document delivered to the Lender pursuant to Clause 4.1 (Initial conditions precedent) except, only in the case of the Material Project Documents, in writing in a way which could not be reasonably expected materially and adversely to affect the interests of the Lender.

(b)	No Obligor (other than the Parent at all times after Project Completion) shall amend its articles of incorporation, by-laws, regulations or other constitutive documents other than as may be required pursuant to Clause 4.1 (Initial Conditions Precedent).

21.27	Treasury Transactions

No Obligor other than the Parent shall enter into any Treasury Transaction, other than:

(a)	spot and forward delivery foreign exchange contracts entered into in the ordinary course of business and not for speculative purposes; and

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(b)	any Treasury Transaction entered into for the hedging of actual or projected real exposures arising in the ordinary course of trading activities of a member of the Group for a period of not more than twelve months and not for speculative purposes.

21.28	Sanctioned Transactions

No Obligor (other than the Parent at all times after Project Completion) shall commit or engage in a Sanctioned Transaction.

21.29	Corrupt Gifts

Each Obligor (other than the Parent at all times after Project Completion) agrees not to, nor permit any of its agents, contractors, sub-contractors or employees to:

(a)	offer, give or agree to give to any employee (however described) of any Government Body, any improper or dishonest gift, commission or consideration;

(b)	pay or agree to pay on behalf of any Obligor any improper or dishonest commission in connection with any Project Document;

(c)	breach any provision of the Corruption of Foreign Public Official Act 1999 (as amended from time to time) of Canada.

21.30	Further Assurance

(a)	Each Obligor (other than the Parent at all times after Project Completion) shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Lender may reasonably specify (and in such form as the Lender may reasonably require):

(i)	to perfect the Security created or intended to be created under or evidenced by the Security Documents (which may include the execution of a mortgage, charge, assignment or other Security over all or any of the assets which are, or are intended to be, the subject of the Transaction Security) or for the exercise of any rights, powers and remedies of the Lender provided by or pursuant to the Finance Documents or by law;

(ii)	to confer on the Lender Security over any property and assets of that Obligor located in any jurisdiction equivalent or similar to the Security intended to be conferred by or pursuant to the Security Documents; and/or

(iii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.

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(b)	Each Obligor (other than the Parent at all times after Project Completion) shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Lender by or pursuant to the Finance Documents.

22.	PROJECT UNDERTAKINGS

22.1	Project Plan

(a)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall at all times implement and operate the Project materially (in the opinion of the Lender acting reasonably) in accordance with the Project Plan.

(b)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall not amend the Project Plan other than with the prior consent of the Lender (and in respect of the Project Financial Model in accordance with Clause 20 (Resource Model Testing)) or where:

(i)	the amendments are made after the First Utilisation Date;

(ii)	the amendments are in the ordinary course of business; and

(iii)	the amendments, when aggregated with all other amendments made to the Benchmark Project Plan, do not reduce the Project NPV, Present Value of Gold Production or the Actual CFADS by more than 5% determined in each case with reference to the Benchmark Project Financial Model.

(c)	Where the Borrower and, with effect from the First Completion Date, the Borrower and Keegan amend the Project Plan in accordance with Clause 22.1(b) above, it shall:

(i)	in the first Monthly Report following the amendment, include:

(A)	the revised Project Plan incorporating the revised Project Financial Model;

(B)	details of the amendment(s) made; and

(C)	the change, in percentage terms, of such amendment(s), when aggregated with all other amendment(s) made to the Benchmark Project Plan and subsequent Project Plans, on the Project NPV, Present Value of Gold Production and Actual CFADS determined in each case

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with reference to the Benchmark Project Financial Model together with supporting calculations; and

(ii)	provide the Lender with such other information as it may require in relation to the amendment(s) made within 10 Business Days of such a request by the Lender.

22.2	Lender’s right to investigate

(a)	The Lender may from time to time instruct the Technical Expert to investigate the Project, the Project Assets and the Obligors in order to establish whether the Project is being conducted in accordance with the Project Plan and/or whether any proposed amendment of the Project Plan pursuant to Clause 22.1 meets the criteria set out in Clause 22.1(b) and/or to assess requests for funding.

(b)	The Borrower and, with effect from the First Completion Date, the Borrower and Keegan must ensure that the Lender, the Technical Expert and any of their respective officers, employees and agents:

(i)	have access:

(A)	to the Project, the Project Assets and the Obligors at all reasonable times; and

(B)	the records of the Project, including all records of work done and payments made, during normal business hour; and

(ii)	are given such assistance as they may reasonably require from the Obligors and of their respective officers, employees and agents at all reasonable times.

(c)	Without prejudice to Clause 13.3 (Indemnity to the Lender), any such instruction shall be at the cost of the Lender unless the investigation discloses the occurrence of a Default.

22.3	Project Documents – General

(a)	The Borrower shall promptly notify the Lender if it or any member of the Group enters into a Material Project Document after the date of this Agreement and shall upon request by the Lender forthwith provide to the Lender a certified copy of any such Material Project Document.

(b)	The Borrower shall promptly provide to the Lender a copy of any notice of claim or any material default or breach under any Material Project Document or the occurrence of any event or circumstance entitling any Material Project Party to terminate its obligations under any Material Project Document.

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(c)	The Borrower shall procure that the Obligors at all times obtain and comply with all relevant Consents.

(d)	The Borrower shall procure that each Material Project Document listed in Schedule 7 (other than the Power Supply Contract) entered into:

(i)	does not contain a provision entitling a Material Project Party to terminate on a change of control; and

(ii)	contains a mortgagee clause:

(A)	entitling the Lender to step in to the position of the relevant Obligor on its default; and

(B)	preventing a Material Project Party from terminating a Material Project Document listed in Schedule 7 (other than the Power Supply Contract) unless it has first provided at least 20 Business Days notice in writing to the Lender.

(e)	The Borrower shall use all reasonable commercial endeavours to procure that the Power Supply Contract:

(i)	does not contain a provision entitling a the applicable Material Project Party to terminate on change of control; and

(ii)	contains a mortgagee clause:

(A)	entitling the Lender to step in to the position of the relevant Obligor on its default; and

(B)	preventing the relevant Material Project Party from terminating the Power Supply Contract unless it has first provided at least 20 Business Days notice in writing to the Lender.

22.4	Material Project Control Period

(a)	If the Lender, acting in good faith, considers that a Default is continuing or that a Material Adverse Effect has occurred and is continuing unremedied or unwaived then it may serve on the Borrower a written notice to that effect (a material project control notice).

(b)	Where, during a Material Project Control Period, the Lender, acting in good faith, has received evidence satisfactory to it that there are no subsisting circumstances that would entitle it to serve a further material project control notice it may, if it wishes, and shall, if requested by the Borrower to do so in writing, forthwith serve on the Borrower a written notice to that effect (a material project release notice).

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(c)	The Lender may exercise its rights under this Clause 22.4 (Material Project Control Period) on any number of occasions.

22.5	Project Documents – Material Project Control Period

At all times during a Material Project Control Period:

(a)	the Borrower shall not, and shall procure that no other member of the Group shall, without the prior written consent of the Lender, enter into a Material Project Document or amend, novate, supplement, extend or restate any Material Project Document;

(b)	the Borrower shall (and shall procure that each other member of the Group shall) at all times comply in all material respects with its respective obligations under the Material Project Documents;

(c)	the Borrower shall take all reasonable and practical steps to preserve and enforce its rights (or the rights of any other member of the Group) and pursue any claims and remedies arising under any Material Project Documents.

22.6	Area of Influence

The Borrower or, with effect from the First Completion Date Keegan, shall procure that any claim acquired by an Asanko Group company within the Project Area of Influence shall be transferred to it and shall form part of the Project for the purposes of the Finance Documents.

22.7	Ratification of Mining Leases

The Borrower and, with effect from the First Completion Date, the Borrower and Keegan shall use all reasonable endeavours to engage with the relevant authorities in Ghana in order to progress and procure that such authorities present the Mining Leases to be ratified by the Parliament of the Government of Ghana in accordance with Article 268(1) of the Ghanaian Constitution 1992.

22.8	Payments in relation to Bizgeo and Goknet disputes

The Borrower shall ensure that all Bizgeo Payments and Goknet Payments are funded from additional equity subscription or additional Permitted Loans not from the Facilities or the Parent Equity.

22.9	Purchase of Project by Keegan

(a)	The Lender has agreed to a transfer of the Mining Leases and all other Project Assets from the Borrower to Keegan on the terms of the Transfer Documents (the “Project Transfer”). To the extent that any additional actions are required to effect the Project Transfer which are not contemplated by the Transfer Documents, such actions shall require the consent of the Lender and shall be subject to any conditions as the

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Lender may consider appropriate. The Lender shall not withhold its consent or impose conditions under this paragraph except to the extent it (acting reasonably) considers it necessary or desirable to do so to protect its interests as a secured creditor.

(b)	Upon the Lender being under no obligation (actual or contingent) to make advances or provide other financial accommodation hereunder and upon the Borrower irrevocably and unconditionally repaying the Project Facility Loans and the Overrun Facility Loans together with accrued interest and all other amounts outstanding and payable under this Agreement, the Lender releases irrevocably and unconditionally each of the Obligors from all present and future obligations and liabilities under or in connection with this Agreement (from which time no event or circumstance shall constitute an Event of Default), provided that the provisions of Clause 34 (Governing Law) and 35 (Enforcement) shall survive the termination of this Agreement.

23.	EVENTS OF DEFAULT

Each of the events or circumstances set out in this Clause 23 is an Event of Default (save for Clause 23.19 (Acceleration)).

23.1	Non-Payment

(a)	An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:

(i)	its failure to pay is caused by administrative or technical error; and

(ii)	payment is made within three Business Days of its due date.

(b)	No Event of Default under paragraph (a) above will occur if all the following conditions apply:

(i)	the Lender is the buyer under the Offtake Agreement;

(ii)	the Lender has failed to make a payment when due under the Offtake Agreement; and

(iii)	the Obligor would have been able to pay on the due date the amount payable pursuant to a Finance Document but for the Lender’s failure.

23.2	Major Covenants and Other Obligations

An Obligor does not comply with the provisions of Clauses 19.4 (Project Information) or either of the Borrower, HoldCo or the Parent does not comply with the provisions of Clauses 16.2(d)(ii) (Equity Accounts), 16.3(e)(ii) (Project

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Accounts), 16.4(b)(ii) (Ancillary Opex Accounts) or 16.5 (Canada Opex and Investment Accounts and Ghana Reclamation Bond Account).

23.3	Other Obligations

(a)	An Obligor, or any member of the Keegan Group does not comply with any provision of the Finance Documents (other than those referred to in Clause 23.1 (Non-payment) and Clause 23.2 (Major covenants and other obligations)).

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within ten Business Days from the earlier of (i) the Lender giving notice to the Parent or Borrower and (ii) any Obligor, or member of the Keegan Group, as applicable, becoming aware of the failure to comply.

23.4	Misrepresentation

(a)	Any representation, warranty or statement made or deemed to be made by an Obligor or any member of the Keegan Group in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

(b)	No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within ten Business Days from the earlier of (i) the Lender giving notice to the Parent or Borrower and (ii) any Obligor, or member of the Keegan Group, as applicable, becoming aware of the failure to comply.

23.5	Cross Default

(a)	Any Financial Indebtedness of any Obligor (other than the Parent at all times after Project Completion) is not paid when due nor within any originally applicable grace period.

(b)	Any Financial Indebtedness of any Obligor (other than the Parent at all times after Project Completion) is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).

(c)	Any commitment for any Financial Indebtedness of any Obligor (other than the Parent at all times after Project Completion) is cancelled or suspended by a creditor of any Obligor as a result of an event of default (however described).

(d)	Any creditor of any Obligor (other than the Parent at all times after Project Completion) becomes entitled to declare any Financial

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Indebtedness of any Obligor due and payable prior to its specified maturity as a result of an event of default (however described).

(e)	No Event of Default will occur under this Clause 23.6 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than USD 10,000,000 (or its equivalent in any other currency or currencies).

23.6	Insolvency

(a)	An Obligor is unable or admits inability to pay its debts as they fall due or is deemed to or declared to be unable to pay its debts under applicable law, suspends or threatens to suspend making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any Obligor is less than its liabilities (taking into account contingent and prospective liabilities, to the extent that such contingent and prospective liabilities would be accounted for in any financial statements prepared in accordance with the Accounting Principles).

(c)	A moratorium is declared in respect of any indebtedness of any Obligor. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.

23.7	Insolvency Proceedings

(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:

(i)	the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Obligor;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any Obligor;

(iii)	the appointment of a liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer in respect of any Obligor or any of its assets; or

(iv)	enforcement of any Security over any assets of any Obligor,

or any analogous procedure or step is taken in any jurisdiction.

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(b)	Paragraph (a) shall not apply to any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within 14 days of commencement.

23.8	Creditors’ Process

Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of an Obligor (other than the Parent at all times after Project Completion) having an aggregate value of at least USD 10,000,000.

23.9	Cessation of Business

Any Obligor suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.

23.10	Unlawfulness and Invalidity

(a)	It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Security Documents ceases to be effective or any subordination created under a Subordination Agreement is or becomes unlawful.

(b)	Any obligation or obligations of any Obligor under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lender under the Finance Documents.

(c)	Any Finance Document (other than in the case of a termination of the Offtake Agreement in accordance with its terms) ceases to be in full force and effect or any Transaction Security or any subordination created under a Subordination Agreement ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than the Lender) to be ineffective.

23.11	Repudiation and Rescission of Agreements

An Obligor rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document (other than in the case of a termination of the Offtake Agreement in accordance with its terms) or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.

23.12	Audit Qualification

The Auditors of the Asanko Group qualify the audited annual consolidated financial statements of the Parent in any respect or the Auditors of any Obligor other than the Parent qualify its audited annual financial statements in any

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material respect.

23.13	Abandonment

All or a material part of the Project is abandoned, suspended or ceases to operate for a period exceeding 90 days.

23.14	Expropriation

The authority or ability of any Obligor to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any Obligor or any of its assets.

23.15	Litigation

Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened against an Obligor in relation to the Transaction Documents or the transactions contemplated in the Transaction Documents or against any Obligor (other than the Parent at all times after Projection Completion) or its assets which has or is reasonably likely to have a Material Adverse Effect.

23.16	Ownership

(a)	The Borrower is not or ceases to be legally and beneficially owned at least 90% by HoldCo.

(b)	HoldCo is not or ceases to be legally and beneficially a wholly-owned Subsidiary of the Parent.

(c)	With effect from the First Completion Date, Keegan is not or ceases to be legally and beneficially owned at least 90% by Keegan HoldCo 1.

(d)	With effect from the First Completion Date, Keegan HoldCo 1 is not or ceases to be legally and beneficially a wholly-owned Subsidiary of Keegan HoldCo 2.

(e)	With effect from the First Completion Date, Keegan HoldCo 2 is not or ceases to be legally and beneficially a wholly-owned Subsidiary of the Parent.

(f)	Any lender of an Inter-Company Loan that shall have executed an Inter-Company Loan Security Agreement of (if required) a Subordination Agreement is not or ceases to be a member of the Asanko Group.”

23.17	Non-Ratification of Licence

In respect of any Mining Lease placed before the Parliament of the Government

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of Ghana for ratification in accordance with Article 268(1) of the Ghanaian Constitution 1992, a resolution of Parliament is passed to the effect that such Mining Lease will not be ratified.

23.18	Material Adverse Change

Any event or circumstance occurs which the Lender reasonably believes has or is reasonably likely to have a Material Adverse Effect.

23.19	Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Lender may by notice to the Borrower:

(a)	declare that all outstanding Repayment Instalments are immediately due and deliverable, whereupon all Repayment Instalments shall become immediately due and deliverable; and

(b)	independently of and without prejudice to any exercise of the right in paragraph (a):

(i)	cancel the Total Commitments at which time they shall immediately be cancelled;

(ii)	declare that all or part of the Loans and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(iii)	declare that all or part of the Loans be payable on demand, at which time they shall immediately become payable on demand by the Lender; and/or

(iv)	exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

24.	CHANGES TO THE LENDER

(a)	Whilst an Event of Default is continuing, the Lender may:

(i)	assign any of its rights; or

(ii)	transfer by novation any of its rights and obligations,

under any Finance Document to any person without the consent of the Obligors and notwithstanding any contrary provision of the Offtake Agreement.

(b)	In all other cases, the Lender may:

(i)	assign any of its rights; or

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(ii)	transfer by novation any of its rights and obligations,

under any Finance Document (other than the Offtake Agreement):

(A)	without the consent of the Borrower, to an Affiliate of the Lender or to a Qualifying Lender; and

(B)	with the consent of the Borrower, such consent not to be unreasonably withheld or delayed, to any other person.

25.	CHANGES TO THE OBLIGORS

No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

26.	PAYMENT MECHANICS

26.1	Payments to the Lender

(a)	On each date on which an Obligor is required to make a payment under a Finance Document (other than the Offtake Agreement), that Obligor shall make the same available to the Lender (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)	Payment shall be made to such account with such bank as the Lender specifies from time to time.

26.2	Partial Payments

(a)	If the Lender sets off or receives a payment for application against amounts due in respect of any Finance Documents (other than the Offtake Agreement) that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents), the Lender shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:

(i)	first, in or towards payment of any unpaid fees, costs and expenses of the Lender under those Finance Documents;

(ii)	secondly, in or towards payment of any interest due but unpaid under those Finance Documents in respect of the Project Facility;

(iii)	thirdly, in or towards payment of any principal due but unpaid under those Finance Documents in respect of the Project Facility;

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(iv)	fourthly, in or towards payment of any interest due but unpaid under those Finance Documents in respect of the Overrun Facility;

(v)	fifthly, in or towards payment of any principal due but unpaid under those Finance Documents in respect of the Overrun Facility; and

(vi)	sixthly, in or towards payment pro rata of any other sum due but unpaid under those Finance Documents.

(b)	The Lender may vary the order set out in paragraph (a) above.

(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

26.3	No Set-Off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

26.4	Currency of Account

(a)	Subject to paragraph (b) below, USD is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

27.	SET-OFF

The Lender may set off any matured obligation due from an Obligor under the Finance Documents against any matured obligation owed by the Lender to that Obligor, regardless of the place of payment, or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28.	NOTICES

28.1	Communications in writing

(a)	For the purposes of this Clause 28 (Notices), notice shall include all notices, requests, demands or other communications required or permitted to be given by any Party to another pursuant to any of the Finance Documents.

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(b)	a notice given under any of the Finance Documents:

(i)	shall be in writing;

(ii)	comply with Clause 28.4 (English Language);

(iii)	shall be sent for the attention of the person, and to the address, or fax number, given in Clause 28.2 (Addresses) (or such other address, fax number or person as the Party may notify to the other in accordance with the provisions of this Clause 28.2 (Notices)); and

(iv)	shall be:

(A)	delivered personally;

(B)	delivered by commercial courier

(C)	sent by facsimile; or

(D)	sent by email.

28.2	Addresses

The address, fax number and email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)	in the case of the Parent or the Borrower, that identified with its name below;

(b)	in the case of any other Obligor, that notified in writing to the Lender on or prior to the date on which it becomes a Party; and

(c)	in the case of the Lender, that identified with its name below,

or any substitute address, fax number, email address or department or officer as the Party may notify to the Lender (or the Lender may notify to the other Parties, if a change is made by the Lender) by not less than five Business Days’ notice.

___________________

___________________

___________________

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___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

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___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

___________________

28.3	Delivery

(a)	A notice is deemed to have been received by any Obligor:

(i)	if delivered personally or by commercial courier, at the time of delivery;

(ii)	in the case of a facsimile, at the time of transmission;

(iii)	if sent by email, on receipt of an automated delivery receipt or confirmation of receipt from the relevant server; and

(iv)	if deemed receipt under the previous paragraphs of this Clause 28.3(a) is not within Office Hours on a day that is not a public

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holiday in the place of receipt, at 9:00 a.m. when business next starts in the place of receipt.

(b)	Any notice give or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with the Lender’s signature below (or any substitute department or officer as the Lender shall specify for this purpose).

(c)	Any notice given or delivered to the Parent in accordance with this Clause 28 will be deemed to have been made or delivered to each of the Obligors.

28.4	English language

The Finance Documents are drawn up in the English language. If any of the Finance Documents are translated into any language other than English, the English language text shall prevail. Each notice, instrument, certificate or other communication to be given under or in connection with the Finance Documents shall be in the English language (being the language of negotiation of the Finance Documents) and in the event that such notice, instrument, certificate or other communication or any of the Finance Documents are translated into any other language, the English language text shall prevail.

29.	CALCULATIONS AND CERTIFICATES

29.1	Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

29.2	Certificates and Determinations

Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

29.3	Day Count Convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days.

30.	PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction

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will in any way be affected or impaired.

31.	REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

32.	CONFIDENTIALITY

32.1	Confidential Information

Each Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 32.2 (Disclosure of Confidential Information) and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.

32.2	Disclosure of Confidential Information

A Party may disclose:

(a)	to any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as the Lender shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:

(i)	to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person’s Affiliates, Representatives and professional advisers;

(ii)	with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person’s Affiliates, Representatives and professional advisers;

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(iii)	appointed by the Lender or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf;

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;

(v)	to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	who is a Party; or

(viii)	with the consent of the Parent (in the case of the Lender) or the Lender (in the case of an Obligor);

in each case, such Confidential Information as that Party shall consider appropriate if:

(A)	in relation to paragraphs (b)(i), (b)(ii) and b(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)	in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)	in relation to paragraphs (b)(v) and (b)(vi) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no

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requirement to so inform if, in the reasonable opinion of that Party, it is not practicable so to do in the circumstances;

32.3	Entire Agreement

This Clause 32 (Confidentiality) constitutes the entire agreement between the Parties in relation to the obligations of the Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

32.4	Inside Information

The Parties acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Lender undertakes not to use any Confidential Information for any unlawful purpose.

32.5	Notification of Disclosure

The Lender agrees (to the extent permitted by law and regulation) to inform the Parent:

(a)	of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of Clause 32.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this Clause 32 (Confidentiality).

32.6	Continuing Obligations

The obligations in this Clause 32 (Confidentiality) are continuing and, in particular, shall survive and remain binding on the Lender until the date on which all amounts payable by the Obligors under or in connection with the Finance Documents have been paid in full and all Commitments have been cancelled or otherwise cease to be available.

33.	COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

34.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in

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connection with it are governed by English law.

35.	ENFORCEMENT

35.1	Jurisdiction of English Courts

(a)	The courts of England have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 35.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

35.2	Service of Process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(i)	irrevocably appoints (or its registered address from time to time) as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Parent (on behalf of all the Obligors) must immediately (and in any event within five days of such event taking place) appoint another agent on terms acceptable to the Lender. Failing this, the Lender may appoint another agent for this purpose.

(c)	Each Obligor expressly agrees and consents to the provisions of Clause 34 (Governing law) and this Clause 35.

This Agreement has been entered into, and amended and restated, on the dates

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stated at the beginning of this Agreement.

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SCHEDULE 1

CONDITIONS PRECEDENT

Part 1 – Initial Loan Conditions Precedent

1.	A copy of the constitutional documents of each Obligor.

2.	A copy of a resolution of the board of directors of each Obligor:

(a)	approving the terms of, and the transactions contemplated by, this Agreement (and in the case of the Borrower, the Offtake Agreement) and resolving that it execute, deliver and perform this Agreement (and in the case of the Borrower, the Offtake Agreement);

(b)	authorising a specified person or persons to execute this Agreement (and in the case of the Borrower, the Offtake Agreement) on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with this Agreement (and in the case of the Borrower, the Offtake Agreement); and

(d)	in the case of an Obligor other than the Parent, authorising the Parent to act as its agent in connection with the Finance Documents.

3.	A copy of a resolution of the board of directors of Keegan:

(a)	approving the terms of, and the transactions contemplated by, the Keegan Facility Agreement and the Offtake Agreement and resolving that it execute, deliver and perform the Keegan Facility Agreement and the Offtake Agreement; and

(b)	authorising a specified person or persons to execute the Keegan Facility Agreement and the Offtake Agreement on its behalf;

(c)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with the Keegan Facility Agreement and Offtake Agreement); and

(d)	authorising the Parent to act as its agent in connection with the Finance Documents (as defined in the Keegan Facility Agreement).

4.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above in relation to the Finance Documents (and in the case of the Borrower, the Offtake Agreement) and related documents.

5.	A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above in relation to the Keegan Facility Agreement and the Offtake Agreement.

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6.	A copy of a resolution signed by HoldCo in its capacity as the sole holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, this Agreement (and in the case of the Borrower, the Offtake Agreement).

7.	A copy of a resolution of the board of directors of HoldCo approving the terms of the resolution referred to in paragraph 6 above.

8.	A copy of a resolution signed by Asanko Gold (Barbados) Inc in its capacity as the holder of 90% of the issued shares in Keegan, approving the terms of, and the transactions contemplated by, the Keegan Facility Agreement and the Offtake Agreement.

9.	A certificate of an authorised signatory of each Obligor:

(a)	confirming that borrowing or guaranteeing or securing, as appropriate, the Total Commitments would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded; and

(b)	certifying that each copy document relating to it specified in Part 1 of this Schedule 1 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the First Utilisation Date.

10.	A Certificate of Good Standing (dated no earlier than 15 Business Days prior to the date of the first Utilisation Request) in relation to the Parent and HoldCo.

11.	A certificate from the Borrower’s company secretary or legal counsel addressed to the Lender confirming (i) that the Borrower has been in continuous, unbroken existence since its incorporation (ii) that no action is currently being taken to strike the company off the register, (iii) the names of its directors and secretaries, registered office, stated capital, shareholders and the respective number of shares held by each shareholder; and (iv) that the Borrower has complied with all its filings obligations under the Companies Act, 1963 (Act 179).

12.	The Group Structure Chart.

13.	The Legal Due Diligence Report and the Technical Due Diligence Report.

14.	A search report from the Ghana Minerals Commission (dated no earlier than 28 days prior to the date of the first Utilisation Request), reflecting the Borrower as the owner of the Mining Leases, free from encumbrances.

15.	Results (dated no earlier than 28 days prior to the date of the first Utilisation Request) of searches made in relation to the Borrower:

(a)	at the Ghana Collateral Registry, Deeds Registry and Lands Commission, in each case reflecting that no Security is registered against the Borrower or any of its assets and that no application for the registration of any such Security is pending; and

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(b)	at the Ghana Companies Registry, reflecting that no Security is registered against the Borrower or any of its assets, that no application for the registration of any such Security is pending, that no liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer has been appointed in respect of the Borrower or that no application for any such appointment is pending.

16.	This Agreement, duly executed by the Obligors.

17.	The Offtake Agreement, duly executed by the Borrower and Keegan.

18.	A copy of the Benchmark Project Financial Model as agreed in accordance with Clause 20 (Resource Model Testing).

19.	Copies of all documents constituting the Project Plan as at the date of the first Utilisation Request, including but not limited to the Benchmark Project Financial Model.

20.	A copy of each Initial Consent.

21.	A certificate issued by Borrower’s Ghana counsel confirming the absence of pending litigation in Ghanaian courts located in Accra, Ghana, other than to the extent any litigation has been disclosed to the Lender in the Legal Due Diligence Report.

22.	Evidence that any process agent referred to in Clause 35.2 (Service of process) has accepted its appointment.

23.	Evidence that the fees, costs and expenses then due from the Borrower pursuant to the Finance Documents have been paid or will be paid by the First Utilisation Date.

24.	Certified copies of any application submitted to the Ghana Revenue Authority prior to the date of the first Utilisation Request to pay any stamp duty assessed to be payable on the Finance Documents in instalments (“Stamp Duty Application”), together with certified copies of all written decisions received from the Ghana Revenue Authority in reply to such Stamp Duty Applications and written confirmation from the Borrower that (i) no Stamp Duty Applications are pending on the date of the first Utilisation Request and that (ii) no further Stamp Duty Applications will be made after the date of the first Utilisation Request by any Obligor without the prior written consent of the Lender, such consent being in the Lender’s entire discretion.

25.	The following legal opinions, each addressed to the Lender and capable of being relied upon by any persons who become lenders.

(a)	a legal opinion of ______________ legal advisers to the Lender as to English law;

(b)	a legal opinion of ___________________ as to Ghanaian law; and

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(c)	a legal opinion of ___________________ as to British Columbia law.

26.	Evidence that no liens or other encumbrances are registered against either HoldCo or Parent under the Canadian Personal Property Security Act other than as permitted by this Agreement.

27.	A copy of the report submitted to the Minister of Lands and Natural Resources and the Chief Executive of the Minerals Commission giving notice of any borrowings under this Agreement in excess of amount equivalent to the stated capital of the Borrower.

28.	Evidence that the Parent has completed all regulatory filings and disclosure requirements, or such other forms as may be applicable to Parent, with the British Columbia Securities Commission, as principle regulator, and applicable regulators in reporting jurisdictions (collectively the “BCSC”) within the time period required by the BCSC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the BCSC.

29.	A copy of any other Authorisation or other document, opinion or assurance which the Lender considers to be necessary in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

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Part 2 – Conditions Precedent to further Utilisations of

Project Facility Loans above USD 60,000,000

1.	Obligors

(a)	To the extent not already provided under Part 1 of Schedule 1, a copy of a resolution of the board of directors of each Obligor:

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(b)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (a) above in relation to the Finance Documents and related documents.

(c)	To the extent not already provided under Part 1 of Schedule 1, a copy of a resolution signed by HoldCo in its capacity as the sole holder of the issued shares in the Borrower, approving the terms of, and the transactions contemplated by, the Finance Documents.

(d)	A copy of a resolution of the board of directors of each corporate shareholder of each Obligor other than the Parent approving the terms of the resolution referred to in paragraph (c) above.

(e)	Articles of Amendment to the Articles of Incorporation of HoldCo in the agreed form, removing all restrictions on the transfer of HoldCo’s shares to the Lender in connection with the Finance Documents, and evidence that the Articles of Amendment have been duly authorised, approved and adopted by HoldCo and its shareholder and duly filed with the British Columbia Corporate Registry.

(f)	Amended Regulations of the Borrower in the agreed form, removing all restrictions on the ability of the Borrower’s shares to be transferred to the Lender in connection with the Finance Documents, and evidence that the Amended Regulations have been duly authorised, approved and adopted by the Borrower and its shareholders.

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2.	Transaction Documents

a)	To the extent not already provided under Part 1 of Schedule 1, each of the Finance Documents other than the Warrant Documents executed by the Obligors which are party to them

b)	A copy of each of the Material Project Documents which have been executed, duly executed by the parties to those documents.

c)	Warrant Documents in the agreed form (unexecuted).

d)	(i) Certified copies of all executed Inter-Company Loan Agreements and (ii) execution of a Subordination Agreement by the Parent, HoldCo and the Borrower.

e)	A copy of all notices required to be sent under the Security Documents executed by the Obligors which are party to them duly acknowledged by the addressee.

f)	All share certificates, transfers and stock transfer forms or equivalent duly executed by the relevant Obligor in blank in relation to the assets subject to or expressed to be subject to the Transaction Security and all other title and other documents (including but not limited to signed but undated resignation letters of each director of the Borrower and HoldCo (other than any director appointed to the board of directors of the Borrower by the Ghana Government)) required to be provided to the Lender under the Security Documents.

g)	Evidence that this Agreement and all other Finance Documents that are required to be stamped in Ghana have been duly stamped.

h)	Evidence that all Finance Documents (other than the mortgage over the Mining Properties and the Mining Leases) that are required to be registered with a Governmental Body in either Ghana or Canada, including but not limited to the Ghana Companies Registry, Ghana Collateral Registry and the Personal Property Security Registry in Canada, have been duly registered with the relevant Governmental Body.

i)	Evidence that the mortgage over the Mining Properties and the Mining Leases has been duly registered with the Ghana Companies Registry and Ghana Collateral Registry and that an application for its registration has been submitted to the Ghana Lands Commission and/or Deeds Registry, as required.

j)	Confirmation by the Borrower that the Offtake Agreement is in full force and effect and no notice of termination of the Offtake Agreement has been given by either it or Keegan to the Lender prior to the date of delivery of the first Utilisation Request delivered by the Borrower to the Lender after the date of the CP Satisfaction Notice.

3.	Project Conditions

(a)	Evidence that the following Accounts have been established in accordance with the terms of this Agreement:

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(i)	the Canada Equity Accounts;

(ii)	the Canada Project Account;

(iii)	the Ghana Project Accounts; and

(iv)	the Holdco Equity Account.

(b)	Evidence that the Initial Equity Contribution (less any amounts that have been used to meet Project Costs) has been deposited in the Canada Equity Accounts and how the Initial Equity Contribution has been calculated.

(c)	A copy of the Project Resource Model and revised Project Financial Model.

(d)	The Resource Model Testing Criteria calculated in the Benchmark Project Financial Model are no worse than the Resource Model Testing Criteria set out in Schedule 3.

(e)	The average LBMA AM Fixing Price for the ten Business Days prior to the date of the first Utilisation Request is at least USD 1,200 per troy ounce.

(f)	A copy of each Initial Consent not already provided under Part 1 of Schedule 1.

4.	Due diligence documents

a)	Corporate

(a)	The Insurance Report.

(b)	A copy of the notification from the Ghana Companies Registry to the Borrower that the following persons have been registered as directors of the Borrower _________________________

(c)	An updated Group Structure Chart.

(d)	A copy, certified by an authorised signatory of the Parent to be a true copy, of the Original Financial Statements of each Obligor.

(e)	Confirmation of all management or other operational services provided to the Borrower or HoldCo by any member of the Asanko Group, together with copies of duly executed written service agreements between the relevant parties setting out the terms and conditions on which the relevant services are provided.

(f)	An updated search report from the Ghana Minerals Commission (dated no earlier than 28 days prior to the date of the first Utilisation Request delivered by the Borrower to the Lender after the date of the CP

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Satisfaction Notice) reflecting the same findings as in the Minerals Commission’s search report addressed to the Borrower’s legal counsel and delivered to the Lender under Part 1 of Schedule 1.

(g)	Results of searches (dated no earlier than 28 days prior to the date of the first Utilisation Request prior to the date of the first Utilisation Request delivered by the Borrower to the Lender after the date of the CP Satisfaction Notice) made in relation to the Borrower:

(i)	at the Ghana Collateral Registry, Deeds Registry and Lands Commission, in each case reflecting that no Security (other than the Transaction Security) is registered against the Borrower or any of its assets and that no application for the registration of any such Security is pending; and

(ii)	at the Ghana Companies Registry, reflecting that no Security (other than the Transaction Security) is registered against the Borrower or any of its assets, that no application for the registration of any such Security is pending, that no liquidator, receiver, administrative receiver, administrator, compulsory manager or other similar officer has been appointed in respect of the Borrower or that no application for any such appointment is pending.

(h)	Evidence that no liens or other encumbrances are registered against HoldCo under the Canadian Personal Property Security Act.

b)	Property

(a)	Evidence that the Borrower has acquired all appropriate surface access rights to the mining area defined in the Project Plan including without limitation crop and land deprivation compensation agreements.

(b)	A copy of the consent received from the Minister for Lands and Natural Resources in Ghana approving the creation of security over the Mining Leases in accordance with the Security Documents.

(c)	If required, a copy of the Authorisation granted by the Lands Commission of the Republic of Ghana in relation to the security to be granted in relation to the Mining Properties in accordance with the Security Documents.

(d)	An irrevocable power of attorney in favour of the Lender enabling it to apply for the extension and/or renewal of the Mining Leases on behalf of the Borrower.

(e)	Evidence that the Borrower has formally declared the part of the area covered by the Mining Leases which will be used for its active mining operations as a mining area in accordance with section 14 of the

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Minerals and Mining (Compensation and Resettlement) Regulations 2012 (LI 2175), with the approval of the Ghana Minerals Commission.

5.	Insurance

A letter from Marsh addressed to the Lender:

(a)	listing the insurance policies of the Obligors;

(b)	confirming that insurance policies of the Obligors are on risk;

(c)	confirmation that the insurance for the Obligors: is at a level acceptable to the Lender;

(ii)	covers appropriate risks for the business carried out by the Obligors; and

(iii)	names the Lender as first loss payee.

6.	Legal opinions

The following legal opinions, each addressed to the Lender and capable of being relied upon by any persons who become lenders.

(a)	A legal opinion of _________________ legal advisers to the Lender as to English law.

(b)	A legal opinion of _______________________ as to Ghanaian law.

(c)	A legal opinion of either _________________________ as to Canadian law.

7.	Other documents and evidence

(a)	Evidence that the fees, costs and expenses then due from the Borrower pursuant to the Finance Documents have been paid or will be paid by the next Utilisation Date.

(b)	Evidence that the Parent has completed all regulatory filings and disclosure requirements, or such other forms as may be applicable to Parent, with the British Columbia Securities Commission, as principle regulator, and applicable regulators in reporting jurisdictions (collectively the “BCSC”) within the time period required by the BCSC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the BCSC and the rules and regulations of the Toronto Stock Exchange.

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(c)	Evidence that the Parent has filed a Report of Foreign Private Issuer on Form 6-K, or such other form as may be applicable to Parent, with the U.S. Securities and Exchange Commission (the “SEC”) within the time period required by the SEC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the SEC and the rules and regulations of the NYSE MKT.

(d)	A copy of any other Authorisation or other document, opinion or assurance which the Lender (acting reasonably) considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

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Part 3 – Overrun Facility Conditions Precedent

1.	The Technical Expert has confirmed in writing that the Project is being implemented in accordance with the Project Plan to the extent amended in accordance with Clause 22.1(b) (Project Plan).

2.	Evidence that the Borrower has sufficient committed funding to achieve Project Completion.

3.	Evidence that the no less than USD 150,000,000 of the Initial Equity Contribution deposited by the Parent in the Canada Equity Accounts as required under this Agreement has either been transferred to the Ghana Project Accounts or the Canada Project Account and used to meet Project Costs.

4.	The Warrant Documents duly executed by the parties to them.

5.	A copy of the approval of the Toronto Stock Exchange of the issuance of the warrants to the Lender pursuant to the Warrant Documents.

6.	Evidence that the Parent is exempted from the prospectus and registration requirements under the laws of British Columbia, Canada for the issue of the warrants to the Lender pursuant to the Warrant Instrument.

7.	Evidence that the Parent has completed all regulatory filings and disclosure requirements, or such other forms as may be applicable to Parent, with the British Columbia Securities Commission, as principal regulator, and applicable regulators in reporting jurisdictions (collectively, the “BCSC”) within the time period required by the BCSC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the BCSC.

8.	Evidence that the Parent has filed a Report of Foreign Private Issuer on Form 6-K, or such other form as may be applicable to Parent, with the U.S. Securities and Exchange Commission (the “SEC”) within the time period required by the SEC, disclosing the material terms and provisions of this Agreement and the transactions contemplated hereby, including, without limitation, the Facility, the Parent’s guarantee of the Borrower’s obligations, and the Parent’s obligation to issue warrants in connection with the Overrun Facility, to the extent required by the SEC and the rules and regulations of the NYSE MKT.

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SCHEDULE 2

FORM OF UTILISATION REQUEST

From:	[Borrower]

To:	[Lender]

Dated:

Dear Sirs

[Borrower] – [             ] Senior Facilities Agreement
dated [             ] (the “Facilities Agreement”)

1.	We refer to the Facilities Agreement. This is a Utilisation Request. Terms defined in the Facilities Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.	We wish to borrow a Loan on the following terms:

(a)	Proposed Utilisation Date:	[ ] (or, if that is not a Business Day,
the next Business Day)

(b)	Facility to be utilised:	[Project Facility]/[Overrun Facility]**

(c)	Amount:	[ ] or, if less, the Available Facility

3.	We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.	The proceeds of this Loan must be credited to a Project Account.

5.	This Utilisation Request is irrevocable.

Yours faithfully

…………………………………

authorised signatory for

[the Parent on behalf of [insert name of Borrower]]/ [insert name of Borrower]*

NOTES:

*	Amend as appropriate. The Utilisation Request can be given by the Borrower or by the Parent.

**	Select the Facility to be utilised and delete references to the other Facility.

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SCHEDULE 3

RESOURCE MODEL TESTING CRITERIA

1.	Minimum Proven and Probable Reserve of 2,400,000 troy ounces.

2.	Aggregate of Parent Equity and Project NPV greater than USD 470,000,000 assuming the gold price is the Criteria Gold Price.

3.	Present Value of Gold Production greater than 1,170,000 troy ounces.

4.	Prepared in accordance with Canadian NI 43-101 standards of disclosure for mineral projects and otherwise in accordance with international best practice.

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SCHEDULE 4

PROJECT COMPLETION CRITERIA

1.	Actual CFADS greater than USD 36,000,000.

2.	Actual CFADS for each of the quarters used to calculate Actual CFADS to be greater than USD 14,000,000

3.	Project Actual Gold Production greater than 90,000 troy ounces.

4.	Project Actual Gold Production for each of the six months used to calculate Project Actual Gold Production to be greater than 14,000 troy ounces.

5.	The aggregate principal amount of Loans outstanding as at the Project Completion Criteria Calculation Date being less than USD 120,000,000.

6.	Adansi Group’s Working Capital Balance greater than USD 30,000,000 as at the Project Completion Criteria Calculation Date.

7.	Projected DSCR greater than 1.25x.

8.	Projected LLCR greater than 1.7x.

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SCHEDULE 5

CONSENTS

Part 1 – Initial Consents

1.	Mining Leases

2.	Operating Permit(s) (Minerals Commission, Ghana)

3.	Environmental Permit (Environmental Protection Agency, Ghana)

4.	Exploration Operating Permit(s) (Minerals Commission, Ghana)

5.	Water Use Permit (Water Resources Commission, Ghana)

6.	Business operating permit (Local District Assembly, Ghana)

Part 2 – General Consents

7.	Consent for Disposal of Core Samples of Minerals (Minerals Commission, Ghana)

8.	Environmental Certificate (Environmental Protection Agency, Ghana)

9.	Environmental Management Plan (Environmental Protection Agency, Ghana)

10.	Licence to export, sell or dispose of gold and associated minerals (Sector Minister, Ghana)

11.	Foreign Exchange Retention Permit (Minister of Finance, Ghana)

12.	Foreign Exchange Retention Account Permit (Bank of Ghana)

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SCHEDULE 6

REFERENCE EXPERTS

If the dispute is technical in nature:

_________________________

_________________________

_________________________

If the dispute is financial in nature:

_________________________

_________________________

_________________________

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SCHEDULE 7

MATERIAL PROJECT DOCUMENTS

1.	EPCM contract to be entered into by the Borrower and its designated contractor relating to the engineering, procurement, and construction management of the Project.

2.	Bulk earthworks contract to be entered into by the Borrower and its designated contractor relating to the bulk earthworks required in connection with the Project.

3.	Mining contract to be entered into by the Borrower and its designated contractor relating to the mining operations of the Project.

4.	Power Supply Contract.

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SCHEDULE 8

PROJECT MAP

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EXECUTION PAGES

SIGNED by

for and on behalf of

ASANKO GOLD INC.

Signature

G McCunn
Print name

CFO
Title

DM3\3541937. 1

SIGNED by

for and on behalf of

ADANSI GOLD COMPANY LIMITED

G McCunn
Print name

Director
Title

DM3\3541937. 1

SIGNED by

for and on behalf of

PMI GOLD CORPORATION

Signature

G McCunn
Print name

Director
Title

DM3\3541937. 1

SIGNED by

for and on behalf of

KEEGAN RESOURCES GHANA LTD

Signature

G McCunn
Print name

Director
Title

DM3\3541937. 1

SIGNED by

for and on behalf of

EXP T2 LTD.

Signature

Print name

Title

DM3\3541937. 1

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